Form 10-K405, Exhibit 13
period 1995-12-31
ISOMEDIX INC
filed 1996-03-29
CIK 719522

                                                                     EXHIBIT 13

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------[LOGO]


DESCRIPTION OF BUSINESS

     Isomedix Inc. and Subsidiaries (the "Company") provides contract sterilization services to manufacturers of pre-packaged products, such as healthcare and certain consumer products, that need to be rendered safe for their intended use, which is often referred to as "sterile". The Company utilizes gamma radiation and ethylene oxide in its operations.

     In recognition of a market opportunity for technologically advanced ethylene oxide gas sterilization services, in 1990 the Company added two ethylene oxide sterilization facilities for products which cannot tolerate exposure to radiation and expanded one of its existing irradiation facilities to include ethylene oxide sterilization capability. In December of 1995, the Company purchased an existing ethylene oxide facility in Temecula, California, thereby entering the West Coast market. The combination of gamma radiation and ethylene oxide operations enables the Company to offer many customers a single source for most or all of their sterilization requirements. The Company believes that its state-of-the-art ethylene oxide technology offers economic, technical, environmental and worker safety advantages which are currently unavailable at most existing ethylene oxide sterilization facilities in the United States.

     The Company operates a network of eleven contract sterilization facilities in the United States and Canada, including three combined irradiation/ethylene oxide facilities. The Company is considering further opportunities for the expansion of its network of contract sterilization facilities, including both irradiation and ethylene oxide facilities, and the addition of ethylene oxide capability at certain of its existing sterilization facilities.

     Through its wholly-owned subsidiary, Skyland Scientific Services, Inc., the Company also provides contract consulting, calibration and validation services to assist manufacturers of healthcare products in complying with Good Manufacturing Practices established by industry and government.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

FIVE-YEAR SELECTED FINANCIAL DATA
For the years ended December 31
(In thousands, except per share and ratio amounts)

-----------------------------------------------------------------------------------------------------------------------------------
                                                     1995              1994              1993             1992              1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Sales                                            $    45,286       $   47,241          $ 43,233         $ 36,683          $ 29,027
Gross profit                                          23,071           25,422            23,394           20,354            15,900
Operating income                                      11,674           14,479            12,935           11,690             8,302
Net income                                             7,300            8,817             7,975            7,755             5,531
-----------------------------------------        -----------       ----------          --------         --------          --------
Net income per share                                    1.01             1.20              1.08             1.08               .79
-----------------------------------------        -----------       ----------          --------         --------          --------
Weighted average number of shares
outstanding during the year                            7,217            7,362             7,356            7,171             7,039
-----------------------------------------        -----------       ----------          --------         --------          --------
FINANCIAL CONDITION:
Total assets                                     $   112,024       $  106,590          $ 98,962         $ 90,289          $ 87,575
Long-term debt                                         8,600            9,100            10,025           11,400            19,640
Stockholders' equity                                  92,173           85,740            78,172           69,050            58,544
Long-term debt-to-equity ratio                         .09:1            .11:1             .13:1            .17:1             .34:1
Book value per common share                      $     13.20       $    12.17          $  10.98         $   9.82          $   8.62
-----------------------------------------        -----------       ----------          --------         --------          --------

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------[LOGO]

TO OUR SHAREHOLDERS:

Consolidated sales for 1995 were $45,285,929 compared to sales of $47,241,252 in 1994, a decrease of 4.1%. The Company's sterilization business continued to grow with respect to the volume of products processed at a modest rate of little over 2%. Skyland Scientific Services sales were down by about $1 million, reflecting in part a reduced need for validation services due to a slowdown in construction and new equipment purchasing in the pharmaceutical industry and also due to client delays in the start of several key service contracts.

     Consolidated net income for 1995 was $7,299,505 compared to $8,816,760 in 1994. Earnings per share were $1.01 in 1995 compared to $1.20 for 1994. This decrease in net income was due in part to competitive pricing pressures, reflected in lower dollar revenues associated with increased sterilization volume. Skyland's drop in net income was a result of the decline in sales and the need to maintain a viable service staff which can take advantage of projected customer validation needs. Despite the decrease in earnings, after tax profit margins were a healthy 16% of consolidated sales.

BALANCE SHEET HIGHLIGHTS

The Company saw a further strengthening of its already very strong balance sheet. This is a result of continued strong earnings and cash flows.

     The Company's current assets to current liabilities ratio increased to 11.0:1 at December 31, 1995, compared to 6.8:1 at December 31, 1994.

     Stockholders' equity continued to increase reaching $92,172,892 at December 31, 1995, compared to $85,739,547 at December 31, 1994, resulting in an increase in book value per share to $13.20 from $12.17, an increase of 8.5%. The Company's long-term debt to equity ratio decreased further to 0.09:1 at December 31, 1995, from 0.11:1 at December 31, 1994.

KEY BUSINESS DEVELOPMENTS

In 1995 several new business developments took place which are expected to bode well for the Company.

     The Company completed its long-range initiative to strengthen its top management team. Dr. Peter Mayer assumed the responsibility as President and Chief Executive Officer from John Masefield, who remains on as Chairman. Dr. Charles Truby joined the Company as Executive Vice President and Chief Operating Officer. Mr. James Wilson became Vice President of Quality Assurance and Regulatory Affairs and Mr. Ronald Deahr is now heading the Company's sales and marketing efforts. The addition of these executives brings to the Company many additional years of sterilization industry expertise, as well as strong track records in marketing and building profitable new businesses in highly competitive environments. The expanded executive team creates what the Company believes is the strongest, most experienced team of managers in the industry from the standpoint of technical, sales and marketing, and business-building know-how.

     At the end of 1995, the Company acquired a state-of-the-art ethylene oxide
(EtO) facility in Temecula, California, with a small client base. This is the Company's first acquisition in eight years and its first facility on the West Coast, an area which the Company believes will present significant new business opportunity.

     The Company is also aggressively moving to further strengthen and expand its ties with current and potential customers by leveraging its unique ability to provide both radiation and ethylene oxide sterilization services, broadening of its national network of facilities and expansion of its testing capability to include an EtO test vessel (for sterilization cycle development, validation, and package integrity testing) in addition to its existing gamma test facility. The Company has also committed to develop additional radiation sterilization capability utilizing high energy electron-beam technology. Importantly, the Company has reconfirmed its commitment to provide superior value to its customers by being the only sterilization company to achieve ISO 9001 registration for all its facilities combined with competitive pricing for its services.

BUSINESS OUTLOOK

     1996 promises to be another dynamic year for the Company. This will be the first full year in which the expanded management team will have an opportunity to have an impact on the Company's business. It is expected that competitive pressures are going to further increase. The Company, however, expects to be in the position to withstand such pressures and to emerge competitive, potentially even stronger, as a result of its determination to leverage its considerable financial strength and combine it with its technical expertise, its sharpened sales and marketing program and its commitment to further expansion of facilities and services offered.

     The Company will also continue its efforts to further expand the potential uses of radiation technology to benefit our customers and the public at large. This includes further efforts to get broad regulatory and public approval and acceptance of the health benefits of food irradiation, and to provide contract capability in the use of electron-beam technology to enhance the physical properties of polymers used in a broad range of industries, including aerospace, automotive and construction materials.

     As a result of the 1995 developments and the business course charted for 1996, we are confident that the Company is ready to resume its long-term revenue and profit growth.

     As always, we wish to extend our gratitude to all our employees, customers and shareholders for their support and loyalty.


     Sincerely,




     John Masefield                 Peter Mayer
     Chairman                       President
                                    Chief Executive Officer

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION

     The following discussion analyzes major factors and trends regarding the financial condition of the Company as of December 31, 1995 and its results of operations for each of the three fiscal years in the period ended December 31, 1995. It should be read in conjunction with the Consolidated Financial Statements and Notes appearing in this Annual Report.


RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1995

1995 COMPARED TO 1994

Consolidated sales decreased approximately 4.1% to $45,285,929 in 1995 from $47,241,252 in 1994. This decrease was due, in part, to a decrease in sales of sterilization services to $42,122,318 in 1995 from $43,064,832 in 1994, due to increased competitive factors, including pricing pressures, which, are expected to continue in 1996. However, the volume of products processed (measured in cubic feet sterilized) increased at a modest rate of little over 2% in 1995 compared to 1994. The decrease in consolidated sales was further due to a 24.3% decrease in sales of validation services by the Company's Skyland subsidiary to $3,163,611 in 1995 from $4,176,420 in 1994, due a reduced need for validation services resulting from a slowdown in construction and new equipment purchasing in the pharmaceutical industry and client delays in the start of several key service contracts.

     Gross profit decreased to 50.9% of sales in 1995 compared to 53.8% in 1994. This decrease is primarily attributable to the decrease in consolidated sales, from the factors described above. In response to the decline in the sales of Skyland, management initiated cost containment measures during the third quarter of 1995, resulting primarily in the reduction of Skyland's payroll and payroll related costs.

     Selling, general and administrative expenses increased 4.1% to $11,396,502 in 1995 from $10,943,370 and, as a percentage of sales, to 25.2% in 1995 compared to 23.2% in 1994. This increase was primarily due to increased payroll and payroll related costs resulting from the additions to the corporate management staff.

     Consolidated operating income decreased 19.4% to $11,674,339 in 1995 from $14,478,982 in 1994, and, as a percentage of sales, to 25.8% in 1995 compared to 30.6% in 1994. Operating income from sterilization services (before corporate overhead) decreased to 34.2% of that segment's sales in 1995 compared to 38.7% in 1994. These decreases resulted from the factors described above. Operating income from validation services (before corporate overhead) decreased to 2.6% of that segment's sales in 1995 compared to 16.1% in 1994, primarily as a result of the decrease in sales.

     Investment income increased to $917,871 in 1995 from $704,371 in 1994, primarily as a result of additional invested funds in 1995 provided by operating activities, as partially offset by lower interest rates.

     Interest expense decreased to $426,369 in 1995 from $488,753 in 1994 due to payments of current maturities on long-term debt, partially offset by higher interest rates, and the capitalization of interest in connection with the Company's expansion program.

     Net income decreased to $7,299,505 in 1995 from $8,816,760 in 1994. This decrease in net income was attributable to the reasons described above. As a percentage of sales, net income was 16.1% in 1995 compared to 18.7% in 1994.


1994 COMPARED TO 1993

     Consolidated sales increased approximately 9.3% to $47,241,252 in 1994 from $43,232,722 in 1993. This increase was due to a 8.9% increase in sales of sterilization services to $43,064,832 in 1994 from $39,550,893 in 1993, due to higher volumes of products processed for new and existing customers. This increase was partially offset by increased competitive factors, including pricing pressures. Increased competition is expected to continue in 1995. Sales of validation services by the Company's Skyland subsidiary in-creased 13.4% to $4,176,420 in 1994 from $3,681,829 in 1993 from additional contracts with new and existing customers.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------[LOGO]

     Gross profit decreased to 53.8% of sales in 1994 from 54.1% in 1993. This decrease was attributable to the loss of higher volume/lower margin business at certain of the Company's facilities. This decrease was partially offset by growth in consolidated sales.

     Selling, general and administrative expenses, as a percentage of sales, were 23.2% in 1994 compared to 24.2% in 1993. This decrease was due to the increase in consolidated sales. However, selling, general and administrative expenses increased to $10,943,370 in 1994 compared to $10,459,249 in 1993. This increase was attributable to the capitalization in the first quarter of 1993 of selling, general and administrative expenses associated with the Company's Chester, New York gamma radiation facility, an increase in amortization in the 1994 period of deferred pre-operating expenses, an increase in the allowance for doubtful accounts, and an overall increase in other administrative expenses.

     Consolidated operating income increased 11.9% to $14,478,982 in 1994 from $12,935,063 in 1993, and as a percentage of sales, operating income increased to 30.6% in 1994 compared to 29.9% in 1993. The increase in operating income is attributable to the reasons previously discussed. Operating income from sterilization services (before corporate overhead) increased 8.3% to $16,677,246 in 1994 from $15,396,433 in 1993, and as a percentage of sales, operating income decreased slightly to 38.7% of that segment's sales in 1994 from 38.9% in 1993. Operating income from validation services (before corporate overhead) increased 12.4% to $674,258 in 1994 from $599,610 in 1993, and as a percentage of sales, operating income decreased slightly to 16.1% of that segment's sales in 1994 from 16.3% in 1993.

     Investment income increased to $704,371 in 1994 from $419,642 in 1993, primarily as a result of additional capital invested in 1994 and higher effective interest rates.

     Interest expense decreased slightly to $488,753 in 1994 from $491,975 in 1993 as a result of the payments of current maturities on long-term debt, as partially offset by the capitalization of interest in the 1993 period in connection with the Company's expansion program.

     Net income increased to $8,816,760 in 1994 from $7,974,893 in 1993. This resulted from the factors previously discussed. This increase in net income is after an increase in the Company's effective tax rate to 40% in 1994, primarily due to an increase in the future enacted tax rate affecting deferred income taxes as compared to 38% in the 1993 period. As a percentage of sales, net income increased to 18.7% in 1994 from 18.4% in 1993.


1993 COMPARED TO 1992

Consolidated sales increased approximately 17.9% to $43,232,722 in 1993 from $36,683,273 in 1992. This increase was due to a 19.0% increase in sales of sterilization services to $39,550,893 in 1993 from $33,231,480 in 1992, due to higher volumes of products processed for new and existing customers and the commissioning of the Northborough, Massachusetts ethylene oxide facility and the Chester, New York gamma radiation facility. Sales of validation services by the Company's Skyland subsidiary increased 6.7% to $3,681,829 in 1993 from $3,451,793 in 1992 from additional contracts with new and existing customers.

     Gross profit decreased to 54.1% of sales in 1993 from 55.5% in 1992. This decrease is attributable to the fixed costs associated with the commissioning of the Northborough, Massachusetts ethylene oxide facility and the Chester, New York gamma radiation facility, coupled with low initial utilization of these facilities due to delays in product validation. These delays resulted in low revenue levels relative to fixed costs.

     Selling, general and administrative expenses, as a percentage of sales, were 24.2% in 1993 compared to 23.6% in 1992. This increase was principally due to the expenses relating to the commissioning of the Northborough, Massachusetts ethylene oxide facility and the Chester, New York gamma radiation facility.

     On a consolidated basis, operating income increased 10.6% to $12,935,063 in 1993 from $11,690,325 in 1992. This increase was principally due to the reasons described above. However, as a percentage of sales, operating income decreased to

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

29.9% in 1993 compared to 31.9% in 1992 due to delays in product validation at the Northborough, Massachusetts ethylene oxide facility and the Chester, New York gamma radiation facility, resulting in low utilization of these facilities. Operating income from sterilization services (before corporate overhead) decreased to 38.9% of that segment's sales in 1993 from 41.7% in 1992, due to the reasons described above. Operating income from validation services (before corporate overhead) increased to 16.3% of that segment's sales in 1993 from 9.5% in 1992, as a result of increased sales.

     Investment income decreased to $419,642 in 1993 from $1,120,922 in 1992. This decrease is attributable to non-recurring interest income of approximately $370,000 received in 1992 on a tax refund, lower interest rates and a decrease in invested capital resulting from expenditures to finance the construction of the Northborough, Massachusetts ethylene oxide facility and the Chester, New York gamma radiation facility, to purchase radioisotope and to equip existing facilities.

     Interest expense decreased to $491,975 in 1993 from $501,092 in 1992 as a result of lower interest rates, the reduction of principal on outstanding indebtedness and the capitalization of interest in connection with the Company's expansion program.

     Net income increased to $7,974,893 in 1993 from $7,755,398 in 1992. As a percentage of sales, net income decreased to 18.4% in 1993 from 21.1%in 1992. This resulted from the factors described above.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------[LOGO]

LIQUIDITY AND CAPITAL RESOURCES

The increase in the Company's liquidity was principally attributable to the cash provided by operating activities, derived from net income for the period as adjusted for non-cash expense items, such as depreciation and amortization. The increase in cash from operating activities was partially offset by cash used to fund investing and financing activities primarily relating to the purchase of an ethylene oxide sterilization facility in Temecula, California, capital expenditures for the purchase of radioisotope and equipment for the Company's existing sterilization facilities, the construction of a new sterilization facility in Libertyville, Illinois and for purchases of Company common stock.

     The Company has utilized industrial development revenue bonds and sales of common stock to finance a substantial portion of the costs of constructing and equipping (including the purchase of radioisotope) some of its sterilization facilities. The obligations of the Company under the terms of the industrial development revenue bonds are collateralized by the property, plant, equipment and radioisotope purchased with the proceeds of such bonds and the agreements relating to such bonds contain various restrictive covenants. More recently, funds generated from operations have served as a source of funds used to finance the construction and equipping of facilities.

     The Company believes that funds from operating activities will be sufficient to purchase radioisotope and to equip, on a year to year basis, the Company's existing sterilization facilities. The Company may utilize existing credit facilities, which the Company expects to be able to renew annually, to also fund the working capital needs of the Company, as required. Expansion plans are expected to be funded from the Company's investments, which will mature in amounts necessary to cover the foreseeable expansion program of the Company. The Company's capital expenditures for 1996 are anticipated to be approximately $8 to $10 million, including the continuing construction and equipping of the Company's new sterilization facility in Libertyville, Illinois, which is expected to become operational in the latter part of 1996.

INFLATION

Inflation is not expected to have a significant impact on the Company's income, particularly as the United States economy is presently experiencing a period of low inflation. Based upon its experience since inception, the Company does not expect that future increases in the cost of radioisotope, ethylene oxide gas or other materials will be significant to its operations.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994

-------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                               1995                      1994
-------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                                  $   4,860,088              $  5,961,473
     Held-to-maturity securities                                                   17,003,329                11,891,561
     Accounts receivable, less allowance for doubtful accounts of
       $350,000 at December 31, 1995 and December 31, 1994                          8,048,560                 8,493,608
     Prepaid expenses and other current assets                                        830,629                 1,614,108
-------------------------------------------------------------------------       -------------              ------------
          Total current assets                                                     30,742,606                27,960,750
-------------------------------------------------------------------------       -------------              ------------
Property, plant and equipment, at cost                                             66,751,900                55,207,156
  Less, Accumulated depreciation and amortization                                  17,855,870                15,359,400
-------------------------------------------------------------------------       -------------              ------------
                                                                                   48,896,030                39,847,756
-------------------------------------------------------------------------       -------------              ------------
Radioisotope, at cost                                                              66,096,338                62,790,850
  Less, Accumulated depreciation                                                   36,624,237                32,203,450
-------------------------------------------------------------------------       -------------              ------------
                                                                                   29,472,101                30,587,400
-------------------------------------------------------------------------       -------------              ------------
Held-to-maturity securities                                                                                   5,526,960
Excess of costs over net assets acquired                                              725,906                   753,482
Other assets                                                                        2,186,868                 1,913,337
-------------------------------------------------------------------------       -------------              ------------
       TOTAL ASSETS                                                             $ 112,023,511              $106,589,685
-------------------------------------------------------------------------       -------------              ------------

-------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                                                          1995                      1994
-------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Current portion of long-term debt                                          $     500,000              $    925,000
     Accounts payable and accrued expenses                                          1,631,453                 2,879,191
     Contract deposits                                                                119,781                    47,572
     Income taxes payable                                                             545,888                   264,923
-------------------------------------------------------------------------       -------------              ------------
          Total current liabilities                                                 2,797,122                 4,116,686
-------------------------------------------------------------------------       -------------              ------------
Long-term debt                                                                      8,600,000                 9,100,000
-------------------------------------------------------------------------       -------------              ------------
Deferred income taxes                                                               8,453,497                 7,633,452
-------------------------------------------------------------------------       -------------              ------------
Commitments and contingencies
-------------------------------------------------------------------------

-------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------
Preferred stock, $1.00 par value; 1,000,000 shares authorized;
  issued and outstanding -- none
Common stock, $.01 par value; 15,000,000 shares authorized;
  Issued:
     December 31, 1995 - 7,169,868 shares
     December 31, 1994 - 7,152,592 shares
  Outstanding:
     December 31, 1995 - 6,984,528 shares
     December 31, 1994 - 7,042,592 shares                                              71,699                    71,526
Additional paid-in capital                                                         37,719,155                37,505,506
Retained earnings                                                                  57,167,649                49,868,144
-------------------------------------------------------------------------       -------------              ------------
                                                                                   94,958,503                87,445,176

Less,  common stock held in the treasury, at cost,
     December 31, 1995 - 185,340 shares
     December 31, 1994 - 110,000 shares                                            (2,785,611)               (1,705,629)
-------------------------------------------------------------------------       -------------              ------------
          Total stockholders' equity                                               92,172,892                85,739,547
-------------------------------------------------------------------------       -------------              ------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 112,023,511              $106,589,685
-------------------------------------------------------------------------       -------------              ------------

        See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
----------------------------------------------------------------------------LOGO

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1995, 1994 and 1993

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     1995                       1994                     1993
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                                           $ 45,285,929               $ 47,241,252              $ 43,232,722
Cost of sales                                                     22,215,088                 21,818,900                19,838,410
---------------------------------------------                   ------------               ------------              ------------
   Gross profit                                                   23,070,841                 25,422,352                23,394,312
Selling, general and administrative expense                       11,396,502                 10,943,370                10,459,249
---------------------------------------------                   ------------               ------------              ------------
   Operating income                                               11,674,339                 14,478,982                12,935,063
Interest expense                                                    (426,369)                  (488,753)                 (491,975)
Investment income                                                    917,871                    704,371                   419,642
---------------------------------------------                   ------------               ------------              ------------
   Income before provision for income taxes                       12,165,841                 14,694,600                12,862,730
Provision for income taxes                                         4,866,336                  5,877,840                 4,887,837
---------------------------------------------                   ------------               ------------              ------------
   Net income                                                   $  7,299,505               $  8,816,760              $  7,974,893
---------------------------------------------                   ------------               ------------              ------------
Earnings per share                                              $       1.01               $       1.20              $       1.08
---------------------------------------------                   ------------               ------------              ------------

See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 1995, 1994 and 1993

                                                         COMMON STOCK                                          TREASURY STOCK
                                                     -------------------                                    --------------------
                                                                              ADDITIONAL
                                      STOCKHOLDERS'   NUMBER                    PAID-IN       RETAINED       NUMBER
                                        EQUITY       OF SHARES    AMOUNT        CAPITAL       EARNINGS      OF SHARES     AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992            $69,050,542    7,029,613    $70,296     $35,903,755    $33,076,491    - 0 -          - 0 -
Acquisition of treasury stock            (420,000)                                                         (27,500)   ($  420,000)
Exercise of stock options
 and warrants                           1,104,082      103,225      1,033       1,005,321                    6,400         97,728
Tax benefit from exercise
  of stock options and warrants           367,345                                 367,345
Sale of common stock
  under employee stock
  purchase plan                            94,730        6,736         67          94,663
Net income - 1993                       7,974,893                                              7,974,893
---------------------------------     -----------    ---------    -------     -----------    -----------  --------    -----------
Balance, December 31, 1993             78,171,592    7,139,574     71,396      37,371,084     41,051,384   (21,100)      (322,272)
Acquisition of treasury stock          (1,705,629)                                                        (110,000)    (1,705,629)
Exercise of stock options                 287,837        7,911         79          17,983                   17,667        269,775
Tax benefit from exercise
  of stock options                         52,594                                  52,594
Sale of common stock
  under employee stock
  purchase plan                           116,393        5,107         51          63,845                    3,433         52,497
Net income - 1994                       8,816,760                                              8,816,760
---------------------------------     -----------    ---------    -------     -----------    -----------  --------    -----------
Balance, December 31, 1994             85,739,547    7,152,592     71,526      37,505,506     49,868,144  (110,000)    (1,705,629)
Acquisition of treasury stock          (1,275,945)                                                         (89,800)    (1,275,945)
Exercise of stock options                 267,395       12,900        129         131,604                    9,205        135,662
Tax benefit from exercise
  of stock options                         23,505                                  23,505
Sale of common stock
  under employee stock
  purchase plan                           118,885        4,376         44          58,540                    5,255         60,301
Net income - 1995                       7,299,505                                              7,299,505
---------------------------------     -----------    ---------    -------     -----------    -----------  --------    -----------
Balance, December 31, 1995            $92,172,892    7,169,868    $71,699     $37,719,155    $57,167,649  (185,340)   ($2,785,611)
---------------------------------     -----------    ---------    -------     -----------    -----------  --------    -----------

See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
----------------------------------------------------------------------------LOGO

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1995, 1994 and 1993
Increase (Decrease) in Cash and Cash Equivalents

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    1995                1994                1993
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                   $  7,299,505        $  8,816,760        $  7,974,893
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation                                                    6,930,462           7,194,848           6,549,704
  Amortization                                                      706,213             696,368             662,419
  Increase in allowance for doubtful accounts                                           100,000              50,000
  (Gain) loss on sale or disposal of assets                          (5,197)                (86)              3,913
  Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                   445,048            (186,364)         (1,589,220)
       Decrease (increase) in prepaid expenses
         and other assets                                           582,448             239,967            (546,341)
       (Decrease) increase  in accounts payable and
           accrued expenses                                      (1,247,738)            374,682            (310,386)
       Increase (decrease) in contract deposits                      72,209            (420,278)             68,532
       Increase (decrease) in income taxes payable                  280,965            (230,759)            368,695
       Increase in deferred income taxes                            820,045           1,261,377           1,050,209
---------------------------------------------------------      ------------        ------------        ------------
Net cash provided by operating activities                        15,883,960          17,846,515          14,282,418
---------------------------------------------------------      ------------        ------------        ------------
Cash flows from investing activities:
   Purchases of held-to-maturity securities                     (17,140,946)        (14,918,177)        (16,235,206)
   Proceeds from maturity of held-to-maturity securities         17,556,138           8,706,000          14,514,533
   Proceeds from sale of assets                                       5,197                  87              44,365
   Additions to property, plant and equipment                   (11,557,947)         (1,792,574)         (3,081,500)
   Additions to radioisotope                                     (3,087,796)         (3,810,419)         (8,113,729)
   Equipment deposits                                              (740,417)           (123,053)           (271,611)
   Deferred pre-operating costs incurred                           (135,316)                               (338,525)
   Payments from lease receivable                                                        70,818             109,064
   Other                                                                               (318,491)            341,401
---------------------------------------------------------      ------------        ------------        ------------
Net cash used in investing activities                           (15,101,087)        (12,185,809)        (13,031,208)
---------------------------------------------------------      ------------        ------------        ------------
Cash flows from financing activities:
   Purchases of treasury stock                                   (1,275,945)         (1,705,629)           (420,000)
   Payments of long-term debt                                      (925,000)         (1,400,000)         (1,625,000)
   Proceeds of stock options exercised and employee
     stock purchases                                                409,785             456,824           1,566,157
   Other                                                            (93,098)
---------------------------------------------------------      ------------        ------------        ------------
Net cash used in financing activities                            (1,884,258)         (2,648,805)           (478,843)
---------------------------------------------------------      ------------        ------------        ------------
Net (decrease) increase in cash and cash equivalents             (1,101,385)          3,011,901             772,367
Cash and cash equivalents at beginning of year                    5,961,473           2,949,572           2,177,205
---------------------------------------------------------      ------------        ------------        ------------
   Cash and cash equivalents at end of year                    $  4,860,088        $  5,961,473        $  2,949,572
---------------------------------------------------------      ------------        ------------        ------------
Supplemental cash flow information:
---------------------------------------------------------      ------------        ------------        ------------
   Cash paid for interest (net of amounts capitalized)         $    492,273        $    490,372        $    559,597
---------------------------------------------------------      ------------        ------------        ------------
   Cash paid for income taxes                                  $  3,322,094        $  4,119,998        $  3,614,930
---------------------------------------------------------      ------------        ------------        ------------
Supplemental non cash investing activities:
---------------------------------------------------------      ------------        ------------        ------------
  Additions to radioisotope in satisfaction of lease
   receivable                                                  $    217,692        $    694,639
---------------------------------------------------------      ------------        ------------        ------------
  Additions to property, plant and equipment                                                           $  1,413,931
---------------------------------------------------------      ------------        ------------        ------------

See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of Isomedix Inc. and Subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION:

     The Company is engaged principally in the businesses of providing contract sterilization services to manufacturers of pre-packaged products, such as healthcare and certain consumer products. The Company also provides contract consulting, calibration and validation services ("validation") to assist manufacturers of healthcare products in complying with good manufacturing practices established by industry and government. Sterilization revenue is recognized at the time the related services are performed and validation revenue is recognized on the percentage-of-completion method measured by costs incurred.

PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment, including capitalized interest applicable to the construction of new facilities, are valued at cost. Expenditures for maintenance and repairs, which do not materially prolong the normal useful life of an asset, are charged to operations as incurred. Additions and betterments which substantially extend the useful life of the properties are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Depreciation of property, plant and equipment is provided under the straight-line method over the estimated useful lives of the related assets except for leasehold improvements which are amortized over the shorter of their estimated useful lives or lease terms.

RADIOISOTOPE:

     Radioisotope is valued at cost. Depreciation of radioisotope is determined by use of the annual decay factor inherent in the material, which is similar to the sum-of-the-years-digits method, over its estimated useful life of twenty years.

EXCESS OF COSTS OVER NET ASSETS ACQUIRED:

     The excess of costs over the fair value of net assets acquired is being amortized under the straight-line method over forty years. The Company continually evaluates the carrying value of the excess of costs over net assets acquired. Any impairments would be recognized when the expected future operating cash flows derived is less than the assets carrying value. The carrying value of the excess of costs over net assets acquired is net of accumulated amortization of $497,615 and $470,039 at December 31, 1995 and 1994, respectively.

DEFERRED PRE-OPERATING COSTS:

     Pre-operating costs in connection with the opening of new facilities are deferred and amortized over a period of three years commencing with the date operations begin at the respective facilities. Included in other assets are deferred pre-operating costs of $202,436 and $683,931 (net of accumulated amortization of $2,559,821 and $1,943,109) at December 31, 1995 and 1994,
respectively.

DEFERRED FINANCING COSTS:

     Direct costs associated with obtaining long-term financing have been capitalized and are being amortized over the term of the respective loans. Included in other assets are deferred financing costs of $326,313 and $364,964 (net of accumulated amortization of $544,560 and $505,909) at December 31, 1995 and 1994, respectively.

INCOME TAXES:

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Undistributed Canadian earnings are reinvested and, therefore, there is no provision in the financial statements for repatriated earnings.

CASH EQUIVALENTS:

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

DEBT AND EQUITY SECURITIES:

     The Company adopted, effective January 1, 1994, Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires a more detailed disclosure of debt and equity securities held for investment, the methods to be used in determining fair value and when to record unrealized holding gains and losses in earnings or in a separate component of stockholders' equity. There was no effect on income or cash flows as a result of adopting SFAS 115. It is the Company's policy to invest primarily in federal, state and municipal securities. It is the Company's intent and ability to hold investments to maturity.

RECLASSIFICATION:

     The Company has reclassified certain prior year amounts to conform with the 1995 presentation.

ISOMEDIX INC. AND SUBSIDIARIES
----------------------------------------------------------------------------LOGO

2. PROPERTY, PLANT AND EQUIPMENT:

Major classes of property, plant and equipment are as follows:

--------------------------------------------------------------
                                                    Estimated
                         1995         1994         Useful Life
--------------------------------------------------------------
Land               $  6,015,410    $ 3,523,025
Land
 improvements           923,689        901,199        10 years
Buildings            26,500,736     25,000,736     30-40 years
Buildings
 improvements         1,336,524        937,107         7 years
Machinery and
 equipment           27,421,095     22,956,564      3-10 years
Furniture and
 fixtures             1,977,378      1,672,881      5-10 years
Leasehold
 improvements           238,668        215,644   Life of lease
Construction
 in-progress          2,338,400
                   ------------    -----------
                   $ 66,751,900    $55,207,156
                   ------------    -----------

     On December 29, 1995, the Company purchased an ethylene oxide sterilization facility located in Temecula, California, from an unrelated party, for $4,300,000 in cash.

3. LONG-TERM DEBT:

     Long-term debt consists of obligations payable relating to industrial development revenue bonds, collateralized by substantially all of the property, plant, equipment and radioisotope purchased with the proceeds from such industrial development revenue bond transactions, as follows:

---------------------------------------------------------------------
                                                1995         1994
---------------------------------------------------------------------
Payable in quarterly
  installments of $62,500 through
  January 1995.  Interest is payable
  monthly at 75% of the
  lender's prime rate.                    $     - 0 -   $    62,500

Payable in quarterly
  installments of $62,500 through
  January 1995.  Interest is payable
  monthly at 75% of the
  lender's prime rate.                          - 0 -        62,500

Payable in semiannual
  installments of $50,000
  plus interest at 68% of
  the lender's prime rate
  through June 1995.                            - 0 -        50,000

Payable in monthly
  installments of $25,000
  plus interest at 11.67%
  through October 1995.                         - 0 -       250,000

Payable in annual
  installments of $400,000
  from October 1992
  through October 1996
  and $500,000 thereafter
  through October 2008.(A)                 6,400,000      6,800,000

Payable in annual
  installments of $100,000
  from March 1993
  through March 1997,
  $200,000 through March
  2008, and a payment of
  $300,000 in March 2009 (A).              2,700,000      2,800,000
                                          -----------   -----------
                                           9,100,000     10,025,000
Less, Current portion                        500,000        925,000
                                          -----------   -----------
                                          $8,600,000    $ 9,100,000
                                          -----------   -----------

     (A) The bonds bear interest at a variable rate based on the bank/marketing agent's Demand Note index. The interest rate was 5.5% and 5.8% at December 31, 1995 and 1994, respectively. The bondholders can require the Company to redeem the bonds at any time. If this occurs, the bank/marketing agent will attempt to sell the bonds to another investor. To enhance the marketability of the bonds, the bank/marketing agent has issued a letter of credit, to support payment of the bonds on the Company's behalf. If such bonds are not remarketed, the bank will pay the bonds under the letter of credit and will not require the Company to reimburse the bank for at least one year.

     The Company has $10,000,000 in unused lines of credit, of which, all was available at December 31, 1995.

     The aforementioned bond agreements contain, among other requirements, various covenants relating to minimum capitalization, consolidated net worth and working capital. The maintenance of such covenants indirectly limits the amount of cash that may be distributed as dividends or used for purchases of Company common stock. The amount available for such payments at December 31, 1995 is approximately $11,700,000. There are also certain limitations on additional indebtedness and capital expenditures.

     Aggregate maturities of long-term debt for each of the five years ending after December 31, 1995 are as follows:

--------------------------------------------------------------
                  1996                        $ 500,000
                  1997                          600,000
                  1998                          700,000
                  1999                          700,000
                  2000                          700,000
--------------------------------------------------------------

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

4. LEASE COMMITMENTS:

     The Company leases certain facilities and equipment under noncancellable operating leases that expire over the next seven years. Minimum future rental commitments under these leases at December 31, 1995 are as follows:

                 1996                        $  795,873
                 1997                           130,204
                 1998                            66,631
                 1999                            68,589
                 2000                            71,634
                 Thereafter                      41,619
                                             ----------
                                             $1,174,550
                                             ----------

     The Company incurred total lease expense of approximately $899,516 in 1995, $961,240 in 1994, and $868,450 in 1993.

5. PREFERRED STOCK PURCHASE RIGHTS:

     On June 10, 1988, the Board of Directors of the Company declared a dividend of one preferred stock purchase right for each outstanding share of common stock. This action was intended to protect stockholders' value in the Company in the event of a hostile takeover attempt. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price of $20 per one one-hundredth of a preferred share.

     The rights are not exercisable or transferable apart from the common stock until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common stock of the Company or (2) ten business days following the commencement of, or announcement of, an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding common stock. Furthermore, if the Company enters into a consolidation, merger, combination or other transaction, where shares of common stock are exchanged for cash, property, stock or securities of any other entity, each right would entitle the holder upon exercise to receive, in lieu of Series A preferred shares, that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right. The rights contain antidilutive provisions, are redeemable at the Company's option, for $.01 per right, and expire on June 10, 1998.

     As a result of the rights distribution, the Board of Directors authorized the issuance of 55,000 shares of a new series of preferred stock designated as Series A Preferred Stock, $1.00 par value. Stockholders of the Series A Preferred Stock will be entitled to a cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on common stock. The shares have a liquidation preference equal to the greater of $100.00 per share or 100 times the aggregate amount per share distributed to the holders of common stock. Each share will have 100 votes and will vote together with the common shares.

6. EARNINGS PER COMMON SHARE:

     Earnings per share have been computed based upon the weighted average number of shares of common stock outstanding during the year. The number of shares used in computing earnings per share was 7,217,473, 7,361,716, and 7,356,485 for 1995, 1994 and 1993, respectively. Included in the calculation, if dilutive, is the incremental number of shares issuable upon the exercise of stock options and warrants, assuming the proceeds from such exercise were used to purchase outstanding common stock at the average market price during the year. Such incremental shares were not significant for any period.

7. STOCK OPTIONS AND WARRANTS:

     The Company has granted stock options to key employees at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1982 Stock Option Plan". In February 1995, the Board of Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 136,000 shares of common stock were amended. In June 1993, the Board of Directors approved an amendment to change the option exercise price for certain options in excess of $14.00 per share to $14.00 per share. Pursuant to this amendment, options to purchase 55,800 shares of common stock were amended. At December 31, 1995, options to purchase 79,300 shares were exercisable (1994 - 84,305). Stock option activity under the plan for the three years ended December 31, 1995 is summarized as follows:

--------------------------------------------------------------------
                                NUMBER OF       OPTION PRICE
                                 OPTIONS            RANGE
--------------------------------------------------------------------
Balance outstanding,
  December 31, 1992              313,724        $ 5.00-$19.75
Exercised                        (27,625)       $ 5.00-$19.75
Terminated and cancelled         (46,816)       $11.75-$19.75
--------------------------       -------        -------------
Balance outstanding,
  December 31, 1993              239,283        $ 5.00-$14.00
Exercised                        (23,178)       $ 5.00-$14.00
Terminated and cancelled          (2,800)       $11.75-$14.00
--------------------------       -------        -------------
Balance outstanding
  December 31, 1994              213,305        $ 5.00-$14.00
Exercised                        (10,405)       $ 5.00-$12.75
Terminated and cancelled          (6,800)       $ 9.13-$12.75
--------------------------       -------        -------------
Balance outstanding
  December 31, 1995              196,100        $ 5.00-$12.75
--------------------------       -------        -------------

ISOMEDIX INC. AND SUBSIDIARIES
----------------------------------------------------------------------------LOGO

     The Company has granted warrants to purchase shares of Company's common stock. The warrants expire ten years from the date of issuance. Warrant activity for the three years ended December 31, 1995 is summarized as follows:

------------------------------------------------------------------
                                 NUMBER OF        WARRANT PRICE
                                 WARRANTS             RANGE
------------------------------------------------------------------
Balance outstanding
  December 31, 1992              220,500          $5.00-$9.63
Exercised                        (77,000)         $5.00-$9.63
--------------------------       -------          -----------
Balance outstanding
  December 31, 1993              143,500          $5.00-$9.63
--------------------------       -------          -----------
Balance outstanding
  December 31, 1994              143,500          $5.00-$9.63
--------------------------       -------          -----------
Balance outstanding
  December 31, 1995              143,500          $5.00-$9.63
--------------------------       -------          -----------

     The Company grants stock options to key employees and directors at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1992 Supplemental Stock Option Plan." In February 1995, the Board of Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 120,000 shares of common stock were amended. At December 31, 1995, options to purchase 65,000 shares were exercisable (1994 - 65,000) and 180,000 shares were reserved for the granting of future options under the plan (1994 - 280,000). Stock option activity under the plan for the three years ended December 31, 1995 is summarized as follows:

------------------------------------------------------------------
                                 NUMBER OF         OPTION PRICE
                                  OPTIONS             RANGE
------------------------------------------------------------------
Balance outstanding
  December 31, 1993               120,000          $16.25-$17.25
--------------------------        -------          -------------
Balance outstanding
  December 31, 1994               120,000          $16.25-$17.25
Issued                            100,000             $13.75
--------------------------        -------          -------------
Balance outstanding
  December 31, 1995               220,000          $12.75-$13.75
--------------------------        -------          -------------

     The Company grants stock options to key employees and directors at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1992 Stock Option Plan". In February 1995, the Board of Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 456,900 shares of common stock were amended. On December 9, 1994, the Board of Directors approved an amendment to change the option exercise price for certain options in excess of $17.25 per share to $14.75 per share. Pursuant to this amendment, options to purchase 7,000 shares of common stock were amended. At December 31, 1995 options to purchase 593,100 shares were exercisable (1994 - 298,100) and 6,900 shares were reserved for the granting of future options under the plan (1994 - 108,700). Stock option activity under the plan for the two years ended December 31, 1995 is summarized as follows:

------------------------------------------------------------------
                                 NUMBER OF         OPTON PRICE
                                  OPTIONS             RANGE
------------------------------------------------------------------
Balance outstanding
  December 31, 1992              244,000        $17.25-$18.50
Granted                          187,500        $17.25-$18.50
Exercised                         (5,000)          $17.25
Terminated and cancelled          (7,000)       $14.00-$22.50
--------------------------       -------        -------------
Balance outstanding
  December 31, 1993              419,500        $14.00-$17.25
Granted                           95,000        $14.75-$19.75
Exercised                         (2,400)          $14.00
Terminated and cancelled         (33,200)       $14.00-$18.13
--------------------------       -------        -------------
Balance outstanding
  December 31, 1994              478,900        $14.00-$17.25
Granted                          137,000        $12.75-$14.75
Exercised                        (11,700)          $12.75
Terminated and cancelled         (35,200)       $12.75-$14.50
--------------------------       -------        -------------
Balance outstanding
  December 31, 1995              569,000        $12.75-$14.75

8. INTEREST COSTS:

     The Company's interest expense and capitalized interest related to plant facilities under construction are as follows:

------------------------------------------------------------------
                             1995         1994         1993
------------------------------------------------------------------
Interest costs expensed   $ 522,825     $ 488,753   $ 491,975
Interest capitalized        (96,456)                   66,633
------------------------  ---------     ---------   ---------
Total interest cost       $ 426,369     $ 488,753   $ 558,608
------------------------  ---------     ---------   ---------

9. INCOME TAXES:

     The components of the provision for income taxes are as follows:

------------------------------------------------------------------
                     1995               1994               1993
------------------------------------------------------------------
Current:
  Federal       $ 2,948,434        $ 3,332,683        $ 2,834,103
  State             469,832            879,335            582,284
  Canada            628,025            404,445            421,241
                -----------        -----------        -----------
                  4,046,291          4,616,463          3,837,628
                -----------        -----------        -----------
Deferred:
  Federal           412,329          1,251,135          1,038,550
  State             414,747             90,021            240,691
  Canada             (7,031)           (79,779)          (229,032)
                -----------        -----------        -----------
                    820,045          1,261,377          1,050,209
                -----------        -----------        -----------
                $ 4,866,336        $ 5,877,840        $ 4,887,837
                -----------        -----------        -----------

     A summary of income before provision for income taxes from domestic and nondomestic sources is as follows:

------------------------------------------------------------------
                      1995               1994               1993
------------------------------------------------------------------
United States     $10,943,040        $13,815,187        $11,740,246
Canada              1,222,801            879,413          1,122,484
--------------    -----------        -----------        -----------
                  $12,165,841        $14,694,600        $12,862,730
--------------    -----------        -----------        -----------

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

     The types of temporary differences that give rise to significant portions of deferred income tax liabilities result from differences between depreciation expense for financial statement and tax purposes related to property, plant and equipment and radioisotope. These amounts are as follows:

------------------------------------------------------------------
                                      1995           1994
------------------------------------------------------------------
Accelerated depreciation
 and amortization                  $ 8,549,863    $ 7,489,273
Deferred pre-operating costs            25,216        260,532
Other                                  195,194        156,093
------------------------------     -----------    -----------
Gross deferred liabilities         $ 8,770,273    $ 7,905,898
------------------------------     -----------    -----------
Capitalized interest               $   101,751    $   115,848
Other                                  215,025        156,598
------------------------------     -----------    -----------
Gross deferred assets              $   316,776    $   272,446
------------------------------     -----------    -----------
Net deferred tax liabilities       $ 8,453,497    $ 7,633,452
------------------------------     -----------    -----------

     The Company did not have a valuation allowance as of December 31, 1995 and 1994.

     The reasons for the difference between the provision for income taxes using the United States federal statutory income tax rate and the tax provision reported by the Company are as follows:

------------------------------------------------------------------
                            1995         1994         1993
------------------------------------------------------------------
Provisions computed
  at United States
  Federal statutory
  income tax rate            34%          34%          34%

State and local
  income taxes, net
  of federal benefit          5%           4%           4%

Higher net effective
  tax rate in Canada          1%                        2%

Higher enacted rate on
  net deferred tax
  liabilities                              1%

Other                                      1%          (2%)
                             --           --           --
                             40%          40%          38%
                             --           --           --

10. EMPLOYEE BENEFIT PLANS:

PENSION PLAN:

     The Company has a defined benefit pension plan which covers all domestic employees (excluding employees of Skyland) who meet certain age and service requirements. Benefits are based on years of service and compensation during the last five years of employment. The Company's funding policy is to contribute annually an amount representing the minimum amount required under applicable laws and regulations. Such amounts are computed using an actuarial cost method and assumptions that differ from those used for financial reporting. Plan assets are principally invested in commingled bank trust funds.

     The components of pension expense for 1995, 1994, and 1993 are summarized as follows:

------------------------------------------------------------------
                             1995         1994        1993
------------------------------------------------------------------
Service cost              $ 202,787    $ 206,718   $ 282,879
Interest cost               145,015      125,650     121,768
Actual return
  on plan assets           (370,619)      15,954     (75,639)
Net deferral
 (amortization)             250,680      (94,371)     34,456
-------------------       ---------    ---------   ---------
Net pension expense       $ 227,863    $ 253,951   $ 363,464
-------------------       ---------    ---------   ---------

     The following table sets forth the funded status of the plan at December 31, 1995 and 1994:

------------------------------------------------------------------
                                         1995             1994
------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
  Vested benefits                     $1,807,749       $1,346,894
  Nonvested benefits                     131,209           81,065
----------------------------------    ----------       ----------
Accumulated benefit obligation        $1,938,958       $1,427,959
----------------------------------    ----------       ----------
Projected benefit obligation
  for services rendered
  to date                            ($2,571,214)     ($1,725,597)
Plan assets at fair value              2,504,165        1,836,539
----------------------------------    ----------       ----------
Funded status                            (67,049)         110,942
Unrecognized transition asset            (11,363)         (11,889)
Unrecognized prior service cost          509,861          543,240
Unrecognized loss (gain)                 139,329         (283,426)
----------------------------------    ----------       ----------
Prepaid pension cost                  $  570,778       $  358,867
----------------------------------    ----------       ----------

     The expected long-term rate of return on plan assets was 8.25% for 1995 and 1994. The projected benefit obligation has been determined based upon a discount rate of 7.25% for 1995 and 8.25% for 1994. In 1995 and 1994 the assumed rate of compensation increases was 3%.

 EMPLOYEE SAVINGS AND PROTECTION PLAN:

     The Employee Savings and Protection Plan (the "Plan") is a defined contribution plan covering all non-union domestic salaried and hourly employees who have met the age and service requirements under the Plan. The Plan is a 401(k) plan which permits each participant to elect to defer a portion of his or her compensation and contribute such amount to the Plan on a tax deferred basis. The Plan also permits the Company to make annual cash contributions from its revenues as determined by the Board of Directors. These contributions may be allocated to participant's accounts either on a pro-rated basis based upon participant compensation or, in the alternative, as a matching contribution based on the amounts that participants have contributed to the Plan as 401(k) salary deferral contributions. The Plan expense was approximately $96,000 in 1995, $90,000 in 1994, and $83,000 in 1993.

ISOMEDIX INC. AND SUBSIDIARIES
----------------------------------------------------------------------------LOGO

EMPLOYEE STOCK PURCHASE PLAN:

     Pursuant to the "1983 Employee Stock Purchase Plan" the Company had reserved and made available common shares for purchase by eligible employees, including directors and officers, through payroll deductions over successive six-month offering periods. In 1994, 4,235 shares were purchased at a price of $13.18. At December 31, 1993, the Plan expired with 58,526 shares available for purchase.

     Pursuant to the "1993 Employee Stock Purchase Plan", the Company has reserved and made available common shares for purchase by eligible employees, including directors and officers, through payroll deductions over successive six-month offering periods. The purchase price of common stock under the plan is 85% of the lower of the last sale price per share (on the New York Stock Exchange) on either of the first or last day of each six-month offering period. In 1995, 4,376 and 5,255 shares were purchased at prices of $13.39 and $11.46, respectively. In 1994, 4,305 shares were purchased at a price of $14.08. At December 31, 1995, 86,064 shares were available for future purchases under the Plan.

11. BUSINESS SEGMENTS AND GEOGRAPHIC
    DISTRIBUTION OF OPERATIONS:

GEOGRAPHIC DISTRIBUTION OF OPERATIONS:

     Information about the Company's operations in different geographic areas is presented below. Intercompany transfers between geographic areas are not significant.

--------------------------------------------------------------------
                           1995          1994         1993
--------------------------------------------------------------------
Sales:
  United States        $ 42,706,195  $ 44,922,532  $40,529,230
  Canada                  2,579,734     2,318,720    2,703,492
--------------------   ------------  ------------  -----------
  Total                $ 45,285,929  $ 47,241,252  $43,232,722
--------------------   ------------  ------------  -----------

Operating income:
  United States        $ 10,597,238  $ 13,441,004  $11,566,695
  Canada                  1,077,101     1,037,978    1,368,368
--------------------   ------------  ------------  -----------
  Total                $ 11,674,339  $ 14,478,982  $12,935,063
--------------------   ------------  ------------  -----------

Identifiable assets:
  United States        $107,779,353  $100,247,420  $93,930,412
  Canada                  4,244,158     6,342,265    5,031,578
--------------------   ------------  ------------  -----------
  Total                $112,023,511  $106,589,685  $98,961,990
--------------------   ------------  ------------  -----------

SEGMENT DATA:

     The Company's business segments consist of (1) contract sterilization services rendered to manufacturers of pre- packaged single-use medical devices and certain consumer products, and (2) validation services consisting of consulting, calibration and validation services to assist manufacturers of healthcare products in complying with regulations of industry and government. Summarized financial information by business segment is as follows:

-----------------------------------------------------------------------
                              1995             1994            1993
-----------------------------------------------------------------------
Sales:
  Sterilization          $  42,122,318    $  43,064,832    $ 39,550,893
  Validation                 3,163,611        4,176,420       3,681,829
------------------       -------------    -------------    ------------
     Total               $  45,285,929    $  47,241,252    $ 43,232,722
------------------       -------------    -------------    ------------
Operating income:
  Sterilization          $  14,414,524    $  16,677,246    $ 15,396,433
  Validation                    81,436          674,258         599,610
  Less, corporate
    overhead                (2,821,621)      (2,872,522)     (3,060,980)
------------------       -------------    -------------    ------------
     Total               $  11,674,339    $  14,478,982    $ 12,935,063
------------------       -------------    -------------    ------------
Identifiable assets:
  Sterilization          $ 109,928,142    $ 103,792,876    $ 96,008,586
  Validation                 2,095,369        2,796,809       2,953,404
------------------       -------------    -------------    ------------
      Total              $ 112,023,511    $ 106,589,685    $ 98,961,990
------------------       -------------    -------------    ------------
Depreciation
  and amortization:
  Sterilization          $   7,456,688    $   7,709,511    $  7,020,847
  Validation                   179,987          181,705         191,276
------------------       -------------    -------------    ------------
     Total               $   7,636,675    $   7,891,216    $  7,212,123
------------------       -------------    -------------    ------------
Capital expenditures:
  Sterilization          $  14,792,375    $   6,108,532    $ 12,363,376
  Validation                    71,060          189,100         245,784
------------------       -------------    -------------    ------------
     Total               $  14,863,435    $   6,297,632    $ 12,609,160
------------------       -------------    -------------    ------------

12. UNAUDITED QUARTERLY FINANCIAL DATA:
--------------------------------------------------------------------------------

                                  THREE MONTHS ENDED
                       MARCH 31    JUNE 30 SEPT. 30   DEC. 31
                  (amounts in thousands, except per share amounts)
-----------------------------------------------------------------
1995

Net sales               $11,455   $11,479   $11,009   $11,343
Gross profit              5,919     6,017     5,656     5,479
Net income                1,865     1,988     1,857     1,590
Earnings per share (1)  $   .26   $   .28   $   .26   $   .22
----------------------  -------   -------   -------   -------

1994
Net sales               $11,240   $12,029   $12,283   $11,689
Gross profit              5,923     6,713     6,767     6,019
Net income                1,929     2,363     2,475     2,050
Earnings per share      $   .26   $   .32   $   .34   $   .28
----------------------  -------   -------   -------   -------

1993
Net sales               $ 9,573   $10,805   $11,270   $11,585
Gross profit              5,019     5,875     6,214     6,286
Net income                1,670     1,950     2,104     2,251
Earnings per share (1)  $   .23   $   .27   $   .29   $   .31
----------------------  -------   -------   -------   -------


(1) Quarterly earnings per share do not sum to annual earnings per share due to rounding.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

13.  CONCENTRATION OF CREDIT RISK:

       Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, held-to-maturity securities and trade receivables. The Company primarily maintains all of its held-to- maturity securities, which are federally insured, with one investment banking firm. The municipal securities are dispersed geographically. At times, cash accounts may exceed federally insured limits. The Company routinely assesses the financial strength of its customers.

14.  DEBT AND EQUITY SECURITIES:
--------------------------------------------------------------------------------

       Held-to-maturity securities consist of debt instruments from federal, various states and municipalities. These securities are carried at original cost, which approximates amortized cost. Any realized gains or losses would be recognized on the specific identification method. Gross unrealized losses were $66,830 at December 31, 1995 compared to $469,023 at December 31, 1994.

       At December 31, 1995, debt securities had a carrying value of $17,003,329 and a market value of $17,082,809.

       Investments in debt securities classified as held-to-maturity at December 31, 1995 have various maturity dates which do not exceed one year.

15. ACCOUNTING FOR STOCK-BASED COMPENSATION:
--------------------------------------------------------------------------------

       In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require, stock options to be accounted for under a fair value method. Companies are permitted to continue accounting for stock options under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." If APB Opinion No. 25 is followed, SFAS 123 requires disclosure of the proforma effect of the new standard on net income and earnings per share. The Company plans to comply with the proforma disclosure provisions of SFAS 123. SFAS 123 will be effective for the fiscal year ending December 31, 1996.

16. LONG-LIVED ASSETS:
--------------------------------------------------------------------------------

       Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121"), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. SFAS 121 will be adopted in 1996, and is not expected to have an effect on the Company's results of operations, cash flows or financial position, as the Company's current policy is similar, in all material aspects, to SFAS 121.

17. RISKS AND UNCERTAINTIES:
--------------------------------------------------------------------------------

       The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ from those estimates. Those accounts with estimates are receivables, employee benefits, taxes and depreciation and amortization.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------[LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF ISOMEDIX INC.:

         We have audited the accompanying consolidated balance sheets of ISOMEDIX INC. and SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Isomedix Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.



Parsippany, New Jersey
February 16, 1996

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CORPORATE INFORMATION

DIRECTORS
---------------------

John Masefield
Chairman of the Board
Isomedix Inc.

Elmer A. Sticco
Vice Chairman
Isomedix Inc.
Owner, E/S Investments
(Consulting Firm)

David M. Lank
Partner
Dorchester Investment
Management
(Investment Counsel)

Thomas M. Haythe
Partner
Haythe & Curley
(Law Firm)

H. Stuart Campbell
Vice President
and Owner
Highland Packaging
Labs, Inc.
(Manufacturing and
Packaging)

Peter Mayer
President
Isomedix Inc.

George R. Dietz
Senior Vice President
Isomedix Inc.

Thomas J. DeAngelo
Vice President - Finance
and Administration
Isomedix Inc.

EXECUTIVE OFFICERS
-----------------------

John Masefield
Chairman

Peter Mayer
President and
Chief Executive Officer

Charles P. Truby
Executive Vice President and Chief Operating Officer

George R. Dietz
Senior Vice President

Thomas J. DeAngelo
Vice President - Finance
and Administration and
Chief Financial Officer

James D. Wilson
Vice President -
Quality Assurance and
Regulatory Affairs

Ronald D. Deahr
Vice President -
Sales and Marketing

INDEPENDENT
ACCOUNTANTS
--------------------------

Coopers & Lybrand L.L.P.
Parsippany, New Jersey

GENERAL COUNSEL
--------------------------

Haythe & Curley
New York, New York

TRANSFER AGENT
& REGISTRAR
--------------------------

Midlantic Bank, N.A.
Edison, New Jersey

ANNUAL MEETING

         The annual meeting of the stockholders will be held at The Parsippany Hilton, 1 Hilton Court, Parsippany, New Jersey on May 17, 1996, at 10:00 A.M.

FORM 10-K

         Stockholders may obtain, without charge, a copy of the Company's Form 10-K as filed with the Securities and Exchange Commission upon request to:

         Vice President - Finance and Administration
         Isomedix Inc.
         11 Apollo Drive
         Whippany, New Jersey  07981

STOCK LISTING

         The Company's common stock is traded on the New York Stock Exchange under the symbol ISO. At December 31, 1995, there were approximately 509 stockholders of record. No dividends have been paid or declared on the common stock since the Company was originated.

         The following table sets forth the range of high and low closing sale prices for the Company's common stock from January 1, 1994 through December 31, 1995.

-----------------------------------------------------------------------------------
                                          1995                         1994
                                   HIGH           LOW          High          Low
-----------------------------------------------------------------------------------
First Quarter                   $   17.50     $   12.88     $   19.50     $   17.50
Second quarter                      15.75         13.50         19.25         16.50
Third quarter                       14.88         12.75         19.50         16.25
Fourth Quarter                      15.38         13.13         19.75         14.75
-----------------------------------------------------------------------------------


OPERATIONS

Facilities
         Morton Grove, Illinois
         Spartanburg, South Carolina*
         Whitby, Ontario
         Northborough, Massachusetts*
         Groveport, Ohio
         Whippany, New Jersey
         Sandy City, Utah
         Libertyville, Illinois
         El Paso, Texas*
         Chester, New York
         Temecula, California**

Skyland Scientific Services, Inc.
         Bozeman, Montana

*  Combined Gamma/Ethylene Oxide Facility

** Ethylene Oxide Facility



         11 Apollo Drive, Whippany, New Jersey, 07981 - (201) 887-4700
                               FAX (201) 887-1476

                                       20