Form 10-K405, Exhibit 13
period 1996-12-31
ISOMEDIX INC
filed 1997-03-31
CIK 719522

                                [ISOMEDIX LOGO]



                    ...inspired by,
                           recognized for,
                               success through,
                                   dedicated to...QUALITY


                                                                        1996
                                                                   ANNUAL REPORT

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

DESCRIPTION OF BUSINESS

       Isomedix Inc. and Subsidiaries (the "Company") provides contract sterilization services to manufacturers of pre-packaged health care products that need to be rendered safe for their intended use, which is often referred to as "sterile". Also, the Company processes certain consumer products and food for disinfestation, sanitization and microbial reduction.

       The Company utilizes radiation and ethylene oxide in its operations, and it is the only company in America offering both modalities of contract sterilization.

       The combination of gamma radiation and ethylene oxide operations enables the Company to offer many customers a single source for most or all of their sterilization requirements.

       Isomedix has a one-of-a-kind Gamma Radiation Test Center for projects including materials compatibility, dose setting and dose audits. Also, the Company has a technically advanced Ethylene Oxide Test Center which provides a full range of technical services to customers including cycle development for new products, cycle optimization for existing products, cycle validation, pilot vessel capabilities and small volume production capabilities.

       Additionally, the Company is expanding its range of sterilization modalities with the establishment of an advanced design electron beam facility in Illinois.

       The Company has a network of 11 gamma facilities, 5 ethylene oxide facilities (4 of which are combined gamma/EtO) and 1 electron beam facility in the United States, Canada and Puerto Rico. The Company is considering further expansion of its network.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

FIVE-YEAR SELECTED FINANCIAL DATA
For the years ended December 31
(In thousands, except per share and ratio amounts)


---------------------------------------------------------------------------------------------------------------
                                              1996            1995           1994          1993          1992
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
Sales                                       $ 45,233        $ 42,122       $ 43,065       $39,551       $33,231
Gross profit                                  23,053          22,048         23,742        21,921        19,034
Operating income                              10,746          11,593         13,805        12,335        11,362
Income from continuing operations              6,711           7,251          8,412         7,603         7,548
Discontinued operations                       (2,393)             49            405           372           207
Net income                                     4,318           7,300          8,817         7,975         7,755
---------------------------------------     --------        --------       --------       -------       -------
SHARE DATA:
Weighted average number of common
   shares outstanding during the year          7,147           7,217          7,362         7,356         7,171
Earnings (loss) per common share:
   Continuing operations                    $    .94        $   1.00       $   1.14       $  1.03       $  1.05
   Discontinued operations                      (.34)            .01            .06           .05           .03
   Net income                               $    .60        $   1.01       $   1.20       $  1.08       $  1.08
Market price per common share:
   High                                     $  16.13        $  17.50       $  19.75       $ 27.75       $ 27.75
   Low                                      $  13.00        $  12.75       $  14.75       $ 13.88       $ 16.00
   End of year                              $  13.00        $  14.38       $  15.75       $ 19.00       $ 27.25
---------------------------------------     --------        --------       --------       -------       -------
FINANCIAL CONDITION:
Working capital                             $ 27,225        $ 27,945       $ 23,844       $20,024       $15,322
Capital expenditures                          11,789          14,863          6,297        12,609        21,925
Total assets                                 115,620         112,024        106,590        98,962        90,289
Long-term debt                                 8,000           8,600          9,100        10,025        11,400
Stockholders' equity                          94,360          92,173         85,740        78,172        69,051
Long-term debt-to-equity ratio                 .08:1           .09:1          .11:1         .13:1         .17:1
Book value per common share                 $  13.80        $  13.20       $  12.17       $ 10.98       $  9.82
---------------------------------------     --------        --------       --------       -------       -------

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

TO OUR STOCKHOLDERS:

Isomedix will celebrate its 25th anniversary in 1997. For a quarter of a century we have been successfully recognized for providing quality contract sterilization services. Our Company was founded on the basis of providing high technology leadership and quality service at reasonable prices to our customers. We remain dedicated to our philosophy of "total quality customer service".

    We are the only gamma and ethylene oxide contract sterilization company with ISO 9001 registration. No other contract sterilization company can be as positively objective as Isomedix when evaluating a customer's sterilization needs.

    We continue to be the leader of the contract sterilization industry and there is an on-going strong demand for our services.

    The outlook for contract sterilization remains bright as the United States continues to be the leading supplier to a healthy global market for sterile medical devices.

    It is expected that pricing pressures will continue. However, we anticipate that we will emerge stronger from it as a result of leveraging our considerable financial strength combined with providing much needed uncompromising high technology leadership and total quality customer service in contract sterilization as well as services to other industries. We are incorporating other value added services to secure our customer base as well as to attract new businesses.

    We believe there is an on-going recognition that due to the inherent economies of scale associated with high volume throughput in contract sterilization facilities, more healthcare companies, under cost containment programs, will continue to shift to contract sterilization services. We now have an ISO 9001 registered EtO Test Center in Spartanburg, South Carolina, which has unique features and technical expertise to provide a full range of technical services to our customers including expanded aeration capacity, parametric release program in process, intrinsically safe in-chamber/product relative humidity monitoring system, and distribution/logistical support.

    Also, through our ISO 9001 registered one-of-a-kind Gamma Test Center in Morton Grove, Illinois, we provide invaluable services including gamma conversion programs, materials compatibility testing, dose setting and dose audits.

    These centralized test centers assist in expanding our customer base and maintaining complementary and satisfactory relationships with our customers.

    Our acquisition of a gamma facility in Puerto Rico contributes to not only securing our customer base in both the United States and Puerto Rico, but also opens the door to a broader Caribbean market.

    As the public becomes more sophisticated in being better informed about the need for cleanliness in our everyday environment, there is a growing public awareness of the need for more sanitization of many of our consumer products. Hence, there is an increasing demand from more microbial reduction, disinfestation and sanitization services.

    Isomedix now has a network of 11 gamma facilities, 5 ethylene oxide facilities (4 of which are combined gamma/EtO) and 1 electron beam facility in the United States, Canada and Puerto Rico.

    Additionally, we are expanding our range of sterilization modalities with the installation of an advanced technology electron beam facility in Illinois. This will broaden the scope of service that we can offer to the medical and other industries which we believe will contribute to overall business growth.

    Our Company continues to irradiate test market quantities of exotic fruits from Hawaii as part of establishing the feasibility of using radiation technology as a much needed post-harvest treatment for the elimination of fruit flies. This will enable Hawaii to export larger quantities of exotic fruits to regions of the United States and other countries. Consumer test trials conducted to date have been successful.

    Adhering to our dynamic approach to providing total quality customer service, we will continue to consider further expansion of our network for both radiation and ethylene oxide.

    At Isomedix, we strive at all times to stay one-step-ahead in meeting customers' contract sterilization, microbial reduction and other radiation application needs.

    As always, we wish to extend our gratitude to all our employees, customers and stockholders for their on-going support and loyalty.


    Sincerely,


    /s/ John Masefield


    John Masefield
    Chairman, President and
    Chief Executive Officer

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION

       The following discussion analyzes major factors and trends regarding the financial condition of the Company as of December 31, 1996 and its results of operations for each of the three fiscal years ended December 31, 1996. It should be read in conjunction with the Consolidated Financial Statements and Notes appearing in this Annual Report.



RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

1996 COMPARED TO 1995

Sales increased approximately 7.4% to $45,233,183 in 1996 from $42,122,318 in 1995, due to higher volumes of products processed for new and existing customers. This increase was partially offset by increased competitive factors including pricing pressures which are expected to continue in 1997. These pricing pressures are resulting in lower margin business for the Company, offset in part by higher volumes.

       Gross profit decreased to 51.0% of sales in 1996 from 52.3% in 1995. This decrease is attributable to increased competitive factors as described above.

       Selling, general and administrative expenses, as a percentage of sales, were 27.2% in 1996 compared to 24.8% in 1995. This increase was primarily due to increased payroll and payroll related costs resulting from additions to the corporate management staff and the disposal of certain fixed assets.

       Operating income decreased 7.3% to $10,745,756 in 1996 from $11,592,903 in 1995 and, as a percentage of sales, decreased to 23.8% in 1996 compared to 27.5% in 1995. This decrease resulted from the reasons described above.

       Investment income decreased to $895,837 in 1996 from $917,871 in 1995, primarily as a result of a decrease in invested capital compared to a year ago, due to purchases of Company common stock, radioisotope and property, plant and equipment.

       Interest expense of $456,002 in 1996 remained consistent with interest expense of $426,369 in 1995.

       Income from continuing operations decreased to $6,711,355 in 1996 from $7,250,643 in 1995. This decrease was attributable to the reasons described above. As a percentage of sales, income from continuing operations was 14.8% in 1996 compared to 17.2% in 1995.

       During December 1996, the Company adopted a plan of disposal via orderly liquidation of its wholly-owned subsidiary, Skyland Scientific Services Inc. ("Skyland"), effective December 31, 1996. The results of Skyland and the associated loss on disposal have been accounted for as a discontinued operation.

       Discontinued operations incurred a loss of $702,489 in 1996 compared to income of $48,862 in 1995. Included in the loss was a charge in the second quarter of 1996 related to the relocation of the headquarters of Skyland to the vicinity of the Company's corporate office, the establishment of a West Coast regional center of operations and the hiring of contract labor to support the sales effort during the relocation. In addition, the Company incurred a fourth quarter after-tax charge of approximately $383,000 primarily relating to a state tax assessment.

       The loss on the disposal of Skyland is $1,691,206. The items included in the loss on disposal include the write-off of certain fixed assets, unamortized goodwill and estimated unrecoverable costs through the disposal date.

       Net income decreased to $4,317,660 in 1996 from $7,299,505 in 1995 as a result of the reasons described above.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

1995 COMPARED TO 1994

Sales decreased approximately 2.2% to $42,122,138 in 1995 from $43,064,832 in 1994, due to increased competitive factors, including pricing pressures. The volume of products processed (measured in cubic feet sterilized) increased at a modest rate of a little over 2% in 1995 compared to 1994.

       Gross profit decreased to 52.3% of sales in 1995 compared to 55.1% in 1994. This decrease is primarily attributable to the decrease in sales as described above.

       Selling, general and administrative expenses increased 5.2% to $10,454,749 in 1995 from $9,937,626 and, as a percentage of sales, to 24.8% in 1995 compared to 23.1% in 1994. This increase was primarily due to increased payroll and payroll related costs resulting from additions to the corporate management staff.

       Operating income decreased 16.0% to $11,592,903 in 1995 from $13,804,724 in 1994, and, as a percentage of sales, to 27.5% in 1995 compared to 32.1% in 1994. These decreases resulted from the factors described above.

       Investment income increased to $917,871 in 1995 from $704,371 in 1994, primarily as a result of additional invested funds in 1995 provided by operating activities.

       Interest expense decreased to $426,369 in 1995 from $488,753 in 1994 due to payments of current maturities on long-term debt, partially offset by higher interest rates.

       Income from continuing operations decreased to $7,250,643 from $8,412,205 in 1994. This decrease was attributable to the reasons described above. As a percentage of sales, income from continuing operations was 17.2% in 1995 compared to 19.5% in 1994.

       Income from discontinued operations decreased to $48,862 in 1995 from $404,555 in 1994, due to a decrease in sales of validation services to $3,163,611 in 1995 from $4,176,420 in 1994. The decrease in sales was partially offset by cost containment measures implemented in the third-quarter of 1995.

       Net income decreased to $7,299,505 in 1995 from $8,816,760 in 1994, due to the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

During 1996 the Company experienced a slight decline in its liquidity principally attributable to the capital expenditures for the purchase of radioisotope and equipment for the Company's existing sterilization facilities, the construction of a new sterilization facility in Libertyville, Illinois, and the purchase of Company common stock. This decrease was partially offset by cash provided by operating activities, derived from net income for the period as adjusted for non-cash expense items such as depreciation and amortization.

       During 1995 the Company's liquidity increased, which was principally attributable to the cash provided by operating activities, derived from net income for the period as adjusted for non-cash expense items, such as depreciation and amortization. The increase in cash from operating activities was partially offset by cash used to fund investing and financing activities primarily relating to the purchase of an ethylene oxide sterilization facility in Temecula, California, capital expenditures for the purchase of radioisotope and equipment for the Company's existing sterilization facilities, the construction of a new sterilization facility in Libertyville, Illinois and for purchases of Company common stock.

       The Company currently utilizes excess cash flows from operations to fund capital expenditures and facility expansion. In prior years, the Company has utilized industrial development revenue bonds and sales of common stock to finance a substantial portion of the costs of constructing and equipping (including the initial purchase of radioisotope) some of its sterilization facilities. Industrial development revenue bonds are collateralized by the property, plant, equipment and radioisotope purchased with the proceeds of such bonds and the agreements relating to such bonds contain various restrictive covenants.

       The Company believes that funds from operating activities will be sufficient to purchase radioisotope and to equip, on a year-to-year basis, the Company's existing sterilization facilities.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

       The Company may also utilize existing credit facilities, which the Company expects to be able to renew annually, to fund the working capital needs of the Company, as required. Expansion plans are expected to be funded from the Company's investments. The Company's capital expenditures for 1997 are anticipated to be approximately $17 to $19 million, including the constructing and equipping of the Company's new sterilization facility in Libertyville, Illinois, which is expected to become operational in the second half of 1997 and the purchase of a gamma radiation facility in Puerto Rico. Additionally, the Company's Board of Directors have authorized the repurchase of up to 750,000 shares of its common stock. As of March 19, 1997, 412,600 shares have been purchased, for a total of $5,765,723, pursuant to this authorization.

INFLATION
--------------------------------------------------------------------------------

Inflation is not expected to have a significant impact on the Company's income, particularly as the United States economy is presently experiencing a period of low inflation. Based upon its experience since inception, the Company does not expect that future increases in the cost of radioisotope or other materials will be significant to its operations.

NEW ACCOUNTING PRONOUNCEMENT
--------------------------------------------------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for financial statements for annual periods ending after December 15, 1997. SFAS 128 establishes standards for the computation, presentation and disclosure requirements for earnings per share. Management is currently evaluating the impact of SFAS 128 on the financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

--------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                   1996                1995
--------------------------------------------------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                                                        $ 22,097,466        $  4,860,088
   Held-to-maturity securities                                                                            17,003,329
   Accounts receivable, less allowance for doubtful accounts of $390,000 and
     $350,000 at December 31, 1996 and 1995, respectively                              6,360,174           8,048,560
   Assets of discontinued operations                                                   2,476,416
   Prepaid expenses and other current assets                                             553,538             830,629
--------------------------------------------------------------------------------    ------------        ------------
     Total current assets                                                             31,487,594          30,742,606
--------------------------------------------------------------------------------    ------------        ------------
Property, plant and equipment, at cost                                                72,125,613          66,751,900
   Less, Accumulated depreciation and amortization                                    18,730,202          17,855,870
--------------------------------------------------------------------------------    ------------        ------------
                                                                                      53,395,411          48,896,030
--------------------------------------------------------------------------------    ------------        ------------
Radioisotope, at cost                                                                 70,712,938          66,096,338
   Less, Accumulated depreciation                                                     41,099,527          36,624,237
--------------------------------------------------------------------------------    ------------        ------------
                                                                                      29,613,411          29,472,101
--------------------------------------------------------------------------------    ------------        ------------
Excess of costs over net assets acquired                                                                     725,906
Other assets                                                                           1,123,916           2,186,868
--------------------------------------------------------------------------------    ------------        ------------
Total assets                                                                        $115,620,332        $112,023,511
--------------------------------------------------------------------------------    ------------        ------------

--------------------------------------------------------------------------------------------------------------------
LIABILITIES                                                                             1996                1995
--------------------------------------------------------------------------------------------------------------------
Current liabilities
   Current portion of long-term debt                                                $    600,000        $    500,000
   Accounts payable and accrued expenses                                               1,961,282           1,631,453
   Liabilities of discontinued operations                                              1,295,251
   Contract deposits                                                                                         119,781
   Income taxes payable                                                                  405,704             545,888
--------------------------------------------------------------------------------    ------------        ------------
     Total current liabilities                                                         4,262,237           2,797,122
--------------------------------------------------------------------------------    ------------        ------------
Long-term debt                                                                         8,000,000           8,600,000
--------------------------------------------------------------------------------    ------------        ------------
Deferred income taxes                                                                  8,997,668           8,453,497
--------------------------------------------------------------------------------    ------------        ------------
Commitments and contingencies
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Preferred stock, $1.00 par value; 1,000,000 shares authorized;
   issued and outstanding -- none
Common stock, $.01 par value; authorized 15,000,000 shares;
Issued:
   December 31, 1996 - 7,169,868 shares
   December 31, 1995 - 7,169,868 shares
Outstanding:
   December 31, 1996 - 6,837,993 shares
   December 31, 1995 - 6,984,528 shares                                                   71,699              71,699
Additional paid-in capital                                                            37,667,729          37,719,155
Retained earnings                                                                     61,485,309          57,167,649
--------------------------------------------------------------------------------    ------------        ------------
                                                                                      99,224,737          94,958,503
Less, common stock held in the treasury, at cost,
   December 31, 1996 - 331,875 shares
   December 31, 1995 - 185,340 shares                                                 (4,864,310)         (2,785,611)
--------------------------------------------------------------------------------    ------------        ------------
Total stockholders' equity                                                            94,360,427          92,172,892
--------------------------------------------------------------------------------    ------------        ------------
   Total liabilities and stockholders' equity                                       $115,620,332        $112,023,511
--------------------------------------------------------------------------------    ------------        ------------

See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1996, 1995 and 1994


-------------------------------------------------------------------------------------------------------------------
                                                                    1996                1995                1994
-------------------------------------------------------------------------------------------------------------------
Sales                                                           $45,233,183         $42,122,318         $43,064,832
Cost of sales                                                    22,180,257          20,074,666          19,322,482
---------------------------------------------------------       -----------         -----------         -----------
   Gross profit                                                  23,052,926          22,047,652          23,742,350
Selling, general and administrative expense                      12,307,170          10,454,749           9,937,626
---------------------------------------------------------       -----------         -----------         -----------
   Operating income                                              10,745,756          11,592,903          13,804,724
Interest expense                                                   (456,002)           (426,369)           (488,753)
Investment income                                                   895,837             917,871             704,371
---------------------------------------------------------       -----------         -----------         -----------
   Pre-tax income from continuing operations                     11,185,591          12,084,405          14,020,342
Provision for income taxes                                        4,474,236           4,833,762           5,608,137
---------------------------------------------------------       -----------         -----------         -----------
   Income from continuing operations                            $ 6,711,355         $ 7,250,643         $ 8,412,205
---------------------------------------------------------       -----------         -----------         -----------
Discontinued operations:
   (Loss) income from discontinued operations of
     Skyland Scientific Services Inc. (less applicable
     income taxes of $361,889, $32,574 and
     $269,703 in 1996, 1995 and 1994, respectively)                (702,489)             48,862             404,555
   Loss on disposal of Skyland Scientific Services Inc.
     (less applicable income taxes of $511,494)                  (1,691,206)
---------------------------------------------------------       -----------         -----------         -----------
   Net income                                                   $ 4,317,660         $ 7,299,505         $ 8,816,760
---------------------------------------------------------       -----------         -----------         -----------
Earnings per share
   Income from continuing operations                            $       .94         $      1.00         $      1.14
   Discontinued operations:
     (Loss) income from discontinued operations of
       Skyland Scientific Services Inc.                                (.10)                .01                 .06
     Loss on disposal of Skyland Scientific Services Inc.              (.24)
---------------------------------------------------------       -----------         -----------         -----------
   Net income                                                   $       .60         $      1.01         $      1.20
---------------------------------------------------------       -----------         -----------         -----------


See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 1996, 1995 and 1994


                                                       COMMON STOCK                                          TREASURY STOCK
                                                       ------------                                          --------------
                                                                             ADDITIONAL
                                 STOCKHOLDERS'     NUMBER                      PAID-IN        RETAINED       NUMBER
                                    EQUITY        OF SHARES      AMOUNT        CAPITAL        EARNINGS      OF SHARES     AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993       $78,171,592     7,139,574      $71,396     $37,371,084     $41,051,384      (21,100)  $  (322,272)
Acquisition of treasury stock     (1,705,629)                                                               (110,000)   (1,705,629)
Exercise of stock options            287,837         7,911           79          17,983                       17,667       269,775
Tax benefit from exercise
  of stock options                    52,594                                     52,594
Sale of common stock
  under employee stock
  purchase plan                      116,393         5,107           51          63,845                        3,433        52,497
Net income - 1994                  8,816,760                                                  8,816,760
-----------------------------    -----------     ---------      -------     -----------     -----------     ---------  -----------
Balance, December 31, 1994        85,739,547     7,152,592       71,526      37,505,506      49,868,144     (110,000)   (1,705,629)
Acquisition of treasury stock     (1,275,945)                                                                (89,800)   (1,275,945)
Exercise of stock options            267,395        12,900          129         131,604                        9,205       135,662
Tax benefit from exercise
  of stock options                    23,505                                     23,505
Sale of common stock
  under employee stock
  purchase plan                      118,885         4,376           44          58,540                        5,255        60,301
Net income - 1995                  7,299,505                                                  7,299,505
-----------------------------    -----------     ---------      -------     -----------     -----------     ---------  -----------
Balance, December 31, 1995        92,172,892     7,169,868       71,699      37,719,155      57,167,649     (185,340)   (2,785,611)
Acquisition of treasury stock     (2,636,233)                                                               (185,200)   (2,636,233)
Exercise of stock options            344,390                                    (80,925)                      28,528       425,315
Tax benefit from exercise
  of stock options                    17,710                                     17,710
Sale of common stock
  under employee stock
  purchase plan                      144,008                                     11,789                       10,137       132,219
Net income - 1996                  4,317,660                                                  4,317,660
-----------------------------    -----------     ---------      -------     -----------     -----------     ---------  -----------
Balance, December 31, 1996       $94,360,427     7,169,868      $71,699     $37,667,729     $61,485,309     (331,875)  $(4,864,310)
-----------------------------    -----------     ---------      -------     -----------     -----------     ---------  -----------

See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1996, 1995 and 1994
Increase (Decrease) in Cash and Cash Equivalents


-------------------------------------------------------------------------------------------------------------------
                                                                   1996                 1995                1994
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                     $ 4,317,660         $  7,299,505        $  8,816,760
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                                  7,218,420            6,930,462           7,194,848
   Amortization                                                    356,804              706,213             696,368
   Provision for doubtful accounts                                 650,198                                  100,000
   Loss on disposal of discontinued operations                   2,202,700
   Loss (gain) on sale or disposal of assets                       205,311               (5,197)                (86)
   Changes in assets and liabilities:
     (Increase) decrease in accounts receivable                   (817,147)             445,048            (186,364)
     Decrease in prepaid expenses and other assets                  22,298              447,132             239,967
     Increase (decrease) in accounts payable and
       accrued expenses                                            707,467           (1,247,738)            374,682
     Increase (decrease) in contract deposits                                            72,209            (420,278)
     (Decrease) increase in income taxes payable                   (66,020)             280,965            (230,759)
     (Decrease) increase in deferred income taxes                 (193,992)             820,045           1,261,377
---------------------------------------------------------      -----------         ------------        ------------
   Net cash provided by operating activities                    14,603,699           15,748,644          17,846,515
---------------------------------------------------------      -----------         ------------        ------------
Cash flows from investing activities:
   Purchases of held-to-maturity securities                                         (17,140,946)        (14,918,177)
   Proceeds from maturity of held-to-maturity securities        17,003,329           17,556,138           8,706,000
   Proceeds from sale of assets                                                           5,197                  87
   Additions to property, plant and equipment                   (7,172,595)         (11,557,947)         (1,792,574)
   Additions to radioisotope                                    (4,616,600)          (3,087,796)         (3,810,419)
   Equipment deposits                                                                  (740,417)           (123,053)
   Payments from lease receivable                                   49,670                                   70,818
   Other                                                                                                   (318,491)
---------------------------------------------------------      -----------         ------------        ------------
   Net cash provided by (used in) investing activities           5,263,804          (14,965,771)        (12,185,809)
---------------------------------------------------------      -----------         ------------        ------------
Cash flows from financing activities:
   Purchases of treasury stock                                  (2,636,233)          (1,275,945)         (1,705,629)
   Payments of long-term debt                                     (500,000)            (925,000)         (1,400,000)
   Proceeds of stock options exercised and employee
     stock purchases                                               506,108              409,785             456,824
   Other                                                                                (93,098)
---------------------------------------------------------      -----------         ------------        ------------
   Net cash used in financing activities                        (2,630,125)          (1,884,258)         (2,648,805)
---------------------------------------------------------      -----------         ------------        ------------
Net increase (decrease) in cash and cash equivalents            17,237,378           (1,101,385)          3,011,901
Cash and cash equivalents at beginning of year                   4,860,088            5,961,473           2,949,572
---------------------------------------------------------      -----------         ------------        ------------
   Cash and cash equivalents at end of year                    $22,097,466         $  4,860,088        $  5,961,473
---------------------------------------------------------      -----------         ------------        ------------
Supplemental cash flow information:
---------------------------------------------------------      -----------         ------------        ------------
   Cash paid for interest (net of amounts capitalized)         $   446,741         $    492,273        $    490,378
---------------------------------------------------------      -----------         ------------        ------------
   Cash paid for income taxes                                  $ 4,076,450         $  3,322,094        $  4,119,998
---------------------------------------------------------      -----------         ------------        ------------
Supplemental non cash investing activities:
---------------------------------------------------------      -----------         ------------        ------------
   Additions to radioisotope in satisfaction of
     lease receivable                                          $        --         $    217,692        $    694,639
---------------------------------------------------------      -----------         ------------        ------------



See accompanying notes to the consolidated financial statements.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION:

       The accompanying consolidated financial statements include the accounts of Isomedix Inc. and Subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION:

       The Company is engaged principally in the business of providing contract sterilization services to manufacturers of pre-packaged healthcare products and certain consumer products. Sterilization revenue is recognized at the time the related services are performed.

       Through its Skyland subsidiary, the Company provided contract consulting, calibration and validation services to assist manufacturers of healthcare products in complying with Good Manufacturing Practices established by industry and government. The services offered included equipment calibration, validation of facility utilities and processing equipment, and the validation of computer control systems. Revenue and the related costs of the contract are recognized using the percentage of completion method measured by costs incurred. Customers are generally billed monthly on work performed against each project, plus reimbursable direct costs. During December 1996, the Company adopted a plan of disposal via orderly liquidation of Skyland, effective December 31, 1996.

CASH EQUIVALENTS:

       The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

DEBT AND EQUITY SECURITIES:

       The Company adopted, effective January 1, 1994, Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires a more detailed disclosure of debt and equity securities held for investment, the methods to be used in determining fair value and when to record unrealized holding gains and losses in earnings or in a separate component of stockholders' equity. There was no effect on income or cash flows as a result of adopting SFAS 115. It is the Company's policy to invest primarily in United States government securities. It is the Company's intent and ability to hold investments to maturity.

PROPERTY, PLANT AND EQUIPMENT:

       Property, plant and equipment are valued at cost. Expenditures for maintenance and repairs, which do not materially prolong the normal useful life of an asset, are charged to operations as incurred. Additions and betterments which substantially extend the useful life of the properties are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

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

DEFERRED FINANCING COSTS:

       Direct costs associated with obtaining long-term financing have been capitalized and are being amortized over the term of the respective loans as a component of selling, general and administrative expenses. Included in other assets are deferred financing costs of $300,357 and $326,313 (net of accumulated amortization of $570,516 and $544,560) at December 31, 1996 and 1995, respectively.

INCOME TAXES:

       The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company intends to reinvest its undistributed Canadian earnings of approximately $5,800,000 and, therefore, there is no provision in the financial statements for unrepatriated earnings.

RECLASSIFICATION:

       The Company has reclassified certain prior year amounts to conform with the 1996 presentation.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

2. DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

       During December 1996, the Company adopted a plan of disposal via orderly liquidation of its Skyland subsidiary, effective December 31, 1996. Skyland provided contract consulting, calibration and validation services to assist manufacturers of healthcare products in complying with Good Manufacturing Practices established by industry and government. The results of Skyland and the associated loss on disposal have been accounted for as a discontinued operation. Accordingly, the operations of Skyland have been segregated in the accompanying income statement. Sales, cost of sales, selling, general and administrative expenses and income taxes for fiscal years 1995 and 1994 have been reclassified for amounts associated with Skyland. The disposal of Skyland is expected to be completed by the end of the second quarter of 1997. Sales, related income/losses and tax benefits associated with the disposal of Skyland, excluding the loss on disposal for the last three fiscal years were as follows:

(in thousands of dollars)              1996          1995          1994
                                    -------        ------        ------
Sales                               $ 3,689        $3,164        $4,176
                                    -------        ------        ------
(Loss) income from operations
   before income tax                 (1,064)           82           675
Income tax benefit (expense)            362           (33)         (270)
                                    -------        ------        ------
(Loss) income from operations       $  (702)       $   49        $  405
                                    -------        ------        ------

       The assets and liabilities of Skyland have been classified in the consolidated balance sheet as assets of discontinued operations and liabilities of discontinued operations, and consist primarily of accounts receivable, deferred tax assets and accrued expenses, which includes the provision for the estimated unrecoverable costs through the disposal date, at December 31, 1996.

3. DEBT AND EQUITY SECURITIES
--------------------------------------------------------------------------------

       Held-to-maturity securities consist of debt instruments from United States government, state and municipal issuers. These securities are carried at original cost, which approximates amortized cost. Any realized gains or losses would be recognized on the specific identification method.

       At December 31, 1996, debt securities had no carrying or market value compared to a carrying value of $17,003,329 and a market value of $17,082,809 at December 31, 1995. There were $66,830 of gross unrealized losses at December 31, 1995.

       Investments in debt securities classified as held-to-maturity at December 31, 1995 had various maturity dates which did not exceed one year.

4. PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

       Major classes of property, plant and equipment are as follows:

--------------------------------------------------------------
                                                    Estimated
                        1996           1995        Useful Life
--------------------------------------------------------------
Land              $  6,024,235    $ 6,015,410
Land
   improvements      1,070,936        923,689         10 years
Buildings           26,502,152     26,500,736      30-40 years
Building
   improvements      1,439,447     1,336,524           7 years
Machinery and
   equipment        30,566,958     27,421,095       3-10 years
Furniture and
   fixtures         1,708,503       1,977,378       5-10 years
Leasehold
   improvements        217,156        238,668    Life of lease
Construction
   in-progress       4,596,226      2,338,400
                   -----------    -----------
                   $72,125,613    $66,751,900
                   ===========    ===========

       On December 29, 1995, the Company purchased an ethylene oxide sterilization facility located in Temecula, California, from an unrelated party, for $4,300,000 in cash.

5. LONG-LIVED ASSETS
--------------------------------------------------------------------------------

       Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. SFAS 121 was adopted in 1996 and did not have a material effect on the Company's financial position, results of operations or cash flows.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

6. LONG-TERM DEBT
--------------------------------------------------------------------------------

       Long-term debt consists of obligations payable relating to industrial development revenue bonds, collateralized by substantially all of the property, plant, equipment and radioisotope purchased with the proceeds from such industrial development revenue bond transactions, as follows:

------------------------------------------------------------
                                       1996           1995
------------------------------------------------------------
Payable in annual installments
   of $400,000 from October 1992
   through October 1996 and
   $500,000 thereafter through
   October 2008.                   $6,000,000     $6,400,000
Payable in annual installments
   of $100,000 from March 1993
   through March 1997, $200,000
   through March 2008, and
   a payment of $300,000
   in March 2009                    2,600,000      2,700,000
                                   ----------     ----------
                                    8,600,000      9,100,000
Less, Current portion                 600,000        500,000
                                   ----------     ----------
                                   $8,000,000     $8,600,000
                                   ----------     ----------

       The bonds bear interest at a variable rate based on the bank/marketing agent's Demand Note index. The interest rate was 4.5% and 5.5% at December 31, 1996 and 1995, respectively. The bondholders can require the Company to redeem the bonds at any time. If this occurs, the bank/marketing agent will attempt to sell the bonds to another investor. To enhance the marketability of the bonds, the bank/marketing agent has issued a letter of credit, to support payment of the bonds on the Company's behalf. If such bonds are not remarketed, the bank will pay the bonds under the letter of credit and will not require the Company to reimburse the bank for at least one year.

       Based on borrowing rates available to the Company for bank loans with similar terms and maturities, the fair value of long-term debt approximated its carrying value.

        The Company has $10,000,000 in unused lines of credit, of which all was available at December 31, 1996 and 1995.

       The aforementioned bond agreements contain, among other requirements, various covenants relating to minimum capitalization, consolidated net worth and working capital. The maintenance of such covenants indirectly limits the amount that may be distributed as cash dividends or used for treasury stock purchases. The amount available for such payments at December 31, 1996 is approximately $24,500,000. There are also certain limitations on additional indebtedness and capital expenditures.

       Aggregate maturities of long-term debt for each of the five years ending after December 31, 1996 are as follows:

                  1997               600,000
                  1998               700,000
                  1999               700,000
                  2000               700,000
                  2001               700,000

7. INCOME TAXES
--------------------------------------------------------------------------------

       The components of the provision for income taxes relating to continuing operations are as follows:

----------------------------------------------------------
                        1996         1995          1994
----------------------------------------------------------
Current:
   Federal           $2,732,588   $2,925,803    $3,170,823
   State                563,598      466,230       836,628
   Canada               652,894      628,025       404,445
                     ----------   ----------    ----------
                     $3,949,080   $4,020,058    $4,411,896
                     ----------   ----------    ----------
Deferred:
   Federal           $  401,626      409,168     1,190,371
   State                136,254      411,567        85,649
   Canada               (12,724)      (7,031)      (79,779)
                     ----------   ----------    ----------
                        525,156      813,704     1,196,241
                     ----------   ----------    ----------
                     $4,474,236   $4,833,762    $5,608,137
                     ----------   ----------    ----------

       A summary of income before provision for income taxes relating to continuing operations from domestic and nondomestic sources is as follows:

----------------------------------------------------------
                        1996         1995          1994
----------------------------------------------------------
United States       $ 9,885,047  $10,861,604   $13,140,929
Canada                1,300,544    1,222,801       879,413
                    -----------  -----------   -----------
                    $11,185,591  $12,084,405   $14,020,342
                    -----------  -----------   -----------

       Deferred income taxes were comprised of the following:

------------------------------------------------------------
                                       1996          1995
------------------------------------------------------------
Accelerated depreciation
   and amortization                $9,229,876     $8,549,863
Other                                 240,362        220,410
----------------------------       ----------     ----------
Gross deferred liabilities         $9,470,238     $8,770,273
----------------------------       ----------     ----------
Bad debts                          $  301,477
Capitalized interest                   99,586     $  101,751
Other                                  71,507        215,025
----------------------------       ----------     ----------
Gross deferred assets              $  472,570     $  316,776
----------------------------       ----------     ----------
Net deferred tax liabilities       $8,997,668     $8,453,497
----------------------------       ----------     ----------

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

       The Company did not have a valuation allowance as of December 31, 1996 and 1995.

       The reasons for the difference between the provision for income taxes using the United States federal statutory income tax rate and the tax provision reported by the Company are as follows:

-------------------------------------------------------------
                             1996          1995          1994
-------------------------------------------------------------
Provisions computed
   at United States
   Federal statutory
   income tax rate            34%           34%           34%
State and local
   income taxes, net
   of federal benefit          5%            5%            4%
Higher net effective
   tax rate in Canada          1%            1%
Higher enacted rate on
   net deferred liabilities                                1%
Other                                                      1%
                              --            --            --
                              40%           40%           40%
                              --            --            --

8. LEASE COMMITMENTS
--------------------------------------------------------------------------------

       The Company leases certain facilities and equipment under noncancelable operating leases that expire over the next seven years. Minimum future rental commitments under these leases at December 31, 1996 are as follows:

                  1997             $279,807
                  1998               93,875
                  1999               96,412
                  2000               99,072
                  2001               62,313
                  Thereafter         39,866
                                   --------
                                   $671,345
                                   --------

       The Company incurred total lease expense of approximately $812,898 in 1996, $899,516 in 1995 and $961,240 in 1994.

       The 1997 period includes the termination of Skyland's leases.

9. CONCENTRATION OF CREDIT RISK
--------------------------------------------------------------------------------

       Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, held-to-maturity securities and trade receivables. The Company primarily maintained all of its held-to-maturity securities and United States government securities, which are federally insured, with one investment banking firm. At times, cash accounts may exceed federally insured limits. The Company routinely assesses the financial strength of its customers.

10. RISKS AND UNCERTAINTIES
--------------------------------------------------------------------------------

       The Company primarily operates as a provider of contract sterilization services to manufacturers of pre-packaged healthcare products and certain customer products. The Company is not dependent on any single customer or geographic area or supplier of labor or services.

       The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates include allowance for bad debt, income taxes, unrecoverable costs through the disposal date of discontinued operations, depreciation and amortization lives and the determination of discount and other rate assumptions for employee benefits.

11. PREFERRED STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------

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

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

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

12. EARNINGS PER COMMON SHARE
--------------------------------------------------------------------------------

       Earnings per share have been computed based upon the weighted average number of shares of common stock outstanding during the year. The number of shares used in computing earnings per share was 7,147,198, 7,217,473 and 7,361,716 for 1996, 1995 and 1994, respectively. Included in the calculation, if dilutive, is the incremental number of shares issuable upon the exercise of stock options and warrants, assuming the proceeds from such exercise were used to purchase outstanding common stock at the average market price during the year. Such incremental shares were not significant for any period.

13. STOCK OPTIONS
--------------------------------------------------------------------------------

       The Company has granted stock options to key employees at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1982 Stock Option Plan". In February 1995, the Board of Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 136,000 shares of common stock were amended. At December 31, 1996, options to purchase 75,300 shares were exercisable (1995-79,300). Stock option activity under the plan for the three years ended December 31, 1996 is summarized as follows:



-----------------------------------------------------------------
                                       WEIGHTED
                           NUMBER OF    AVERAGE      OPTION PRICE
                            OPTIONS     PRICE           RANGE
-----------------------------------------------------------------
Balance outstanding,
   December 31, 1993        239,283     $12.40      $ 5.00-$14.00
Exercised                   (23,178)    $10.97      $ 5.00-$14.00
Terminated and cancelled     (2,800)    $14.00      $11.75-$14.00
------------------------    -------     ------      -------------
Balance outstanding
   December 31, 1994        213,305     $12.54      $ 5.00-$14.00
Exercised                   (10,405)    $10.74      $ 5.00-$12.75
Terminated and cancelled     (6,800)    $11.73      $ 9.13-$12.75
------------------------    -------     ------      -------------
Balance outstanding
   December 31, 1995        196,100     $11.77      $ 5.00-$12.75
Exercised                   (15,700)    $11.51      $ 9.63-$12.75
Terminated and cancelled     (2,000)    $12.75         $12.75
------------------------    -------     ------      -------------
Balance outstanding
   December 31, 1996        178,400     $11.78      $ 5.00-$12.75
   ---------------------    -------     ------      -------------

       The Company grants stock options to key employees and directors at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1992 Supplemental Stock Option Plan." In February 1995, the Board of Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 120,000 shares of common stock were amended. At December 31, 1996, options to purchase 85,000 shares were exercisable (1995-65,000) and 180,000 shares were reserved for the granting of future options under the plan (1995-180,000). Stock option activity under the plan for the three years ended December 31, 1996 is summarized as follows:

--------------------------------------------------------------
                                      WEIGHTED
                          NUMBER OF   AVERAGE    OPTION PRICE
                          OPTIONS      PRICE        RANGE
--------------------------------------------------------------
Balance outstanding
   December 31, 1993       120,000     $16.71    $16.25-$17.25
   -----------------       -------     ------    -------------
Balance outstanding
   December 31, 1994       120,000     $16.71    $16.25-$17.25
Granted                    100,000     $13.75       $13.75
--------------------       -------     ------    -------------
Balance outstanding
   December 31, 1995       220,000     $13.20    $12.75-$13.75
   -----------------       -------     ------    -------------
Balance outstanding
   December 31, 1996       220,000     $13.20    $12.75-$13.75
   -----------------       -------     ------    -------------

       The Company grants stock options to key employees and directors at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1992 Stock Option Plan." In February 1995, the Board of

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Directors approved an amendment to change the option exercise price of certain options in excess of $12.75 per share to $12.75 per share. Pursuant to this amendment, options to purchase 456,900 shares of common stock were amended. On December 9, 1994, the Board of Directors approved an amendment to change the option exercise price for certain options in excess of $17.25 per share to $14.75 per share. Pursuant to this amendment, options to purchase 7,000 shares of common stock were amended. At December 31, 1996 options to purchase 377,500 shares were exercisable (1995-593,100) and 28,700 shares were reserved for the granting of future options under the plan (1995-6,900). Stock option activity under the plan for the three years ended December 31, 1996 is summarized as follows:

-----------------------------------------------------------------
                                         WEIGHTED
                            NUMBER OF    AVERAGE     OPTION PRICE
                             OPTIONS      PRICE         RANGE
-----------------------------------------------------------------
Balance outstanding
   December 31, 1993         419,500      $14.48    $14.00-$17.25
Granted                       95,000      $15.29    $14.75-$19.75
Exercised                     (2,400)     $14.00        $14.00
Terminated and cancelled     (33,200)     $14.67    $14.00-$18.13
------------------------     -------      ------    -------------
Balance outstanding
   December 31, 1994         478,900      $14.63    $14.00-$17.25
Granted                      137,000      $14.15    $12.75-$14.75
Exercised                    (11,700)     $12.75        $12.75
Terminated and cancelled     (35,200)     $12.80    $12.75-$14.50
------------------------     -------      ------    -------------
Balance outstanding
   December 31, 1995         569,000      $13.08    $12.75-$14.75
Granted                       23,500      $15.00    $14.63-$14.88
Exercised                    (12,400)     $12.75        $12.75
Terminated and cancelled     (45,300)     $13.86    $12.75-$14.88
------------------------     -------      ------    -------------
Balance outstanding
   December 31, 1996         534,800      $13.11    $12.75-$24.88
   ---------------------     -------      ------    -------------

       The Company grants stock options to key employees and directors at prevailing market prices on the date of grant pursuant to the "Isomedix Inc. 1996 Long Term Incentive Plan," which was adopted on May 17, 1996. At December 31, 1996, no options to purchase shares were exercisable and 312,500 shares were reserved for the granting of future options under the plan. Stock option activity under the plan for the year ended December 31, 1996 is summarized as follows:

--------------------------------------------------------------
                                      WEIGHTED
                          NUMBER OF   AVERAGE     OPTION PRICE
                           OPTIONS     PRICE         RANGE
--------------------------------------------------------------
Granted                     37,500    $13.55     $13.50-$13.88
--------------------        ------    ------     -------------
Balance outstanding
   December 31, 1996        37,500    $13.55     $13.50-$13.88
   -----------------        ------    ------     -------------

       The repricings of certain outstanding stock options in February 1995 and December 1994 were taken since stock price declines during the repricing periods required the repricings to give further incentive to key management. There was no compensation expense recorded, because in all instances, the options were repriced at the fair market value of the Company's stock on the date of repricing.

The table below summarizes information about the 1982, 1992, and the 1992 Supplemental Stock Option Plans and the 1996 Long Term Incentive Plans at December 31, 1996:

                     OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                  ---------------------------------------------------
                            WEIGHTED-
                            AVERAGE
                           REMAINING   WEIGHTED-             WEIGHTED-
    RANGE OF              CONTRACTUAL   AVERAGE              AVERAGE
    EXERCISE                  LIFE     EXERCISE              EXERCISE
     PRICES       NUMBER   (IN YEARS)   PRICE      NUMBER      PRICE
---------------------------------------------------------------------
                        1982 Stock Option Plan
$ 5.00   $ 8.25       700     1.25      $ 6.857       700     $ 6.857
$ 9.13   $10.00    51,000     3.15      $ 9.439    51,000     $ 9.439
$11.50   $12.75   126,700     5.34      $12.746    23,600     $12.729
---------------------------------------------------------------------
                        1992 Stock Option Plan
$12.75   $12.75   427,300     6.12      $12.750   360,100     $12.750
$14.00   $15.25   107,500     8.69      $14.540    17,400     $14.430
---------------------------------------------------------------------
                 1992 Supplemental Stock Option Plan
$12.75   $13.75   220,000     7.47      $13.204    85,000     $12.985
---------------------------------------------------------------------
                    1996 Long Term Incentive Plan
$13.50   $13.88    37,500     9.66      $13.550      None     $    --
---------------------------------------------------------------------

       These plans provide that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100% of the fair market value of the shares on the date of grant. The options generally vest over a five year period and no option may be exercised within one year from the date of grant or after ten years from the date of grant.

       The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's four stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

-------------------------------------------------------------
                                         1996         1995
-------------------------------------------------------------
Net earnings--as reported             $4,317,660   $7,299,505
Net earnings--pro forma               $4,035,546   $6,351,095
                                      -----------------------
Earnings per share--as reported       $      .60   $     1.01
Earnings per share--pro forma         $      .57   $      .89
                                      -----------------------
-------------------------------------------------------------

       Pro forma amounts reflect options granted after 1994 and are not likely to be representative of amounts in future years as additional options are awarded and vested.

       The impact on the 1995 period was primarily due to the effect of the option repricing discussed above.

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995; expected volatility of 45%; risk-free interest rate of 6.24% in 1996 and 6.91% in 1995; and expected lives of 5 years.

14. WARRANTS
--------------------------------------------------------------------------------

       The Company has granted warrants to purchase shares of the Company's common stock. The warrants expire ten years from the date of issuance. Warrant activity for the three years ended December 31, 1996 is summarized as follows:

--------------------------------------------------------------
                                      WEIGHTED
                          NUMBER OF    AVERAGE   WARRANT PRICE
                          WARRANTS      PRICE       RANGE
--------------------------------------------------------------
Balance outstanding
   December 31, 1993       143,500     $8.56      $5.00-$9.63
   -----------------       -------     -----      -----------
Balance outstanding
   December 31, 1994       143,500     $8.56      $5.00-$9.63
   -----------------       -------     -----      -----------
Balance outstanding
   December 31, 1995       143,500     $8.56      $5.00-$9.63
   -----------------       -------     -----      -----------
Balance outstanding
   December 31, 1996       143,500     $8.56      $5.00-$9.63
   -----------------       -------     -----      -----------


15. EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

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

       The components of pension expense for 1996, 1995 and 1994 are summarized as follows:

------------------------------------------------------------
                             1996          1995        1994
------------------------------------------------------------
Service cost              $ 294,996    $ 202,787    $206,718
Interest cost               168,679      145,015     125,650
Actual return
   on plan assets          (211,622)    (370,619)     15,954
Net deferral
   (amortization)            32,853      250,680     (94,371)
-------------------       ---------    ---------    --------
Net pension expense       $ 284,906    $ 227,863    $253,951
-------------------       ---------    ---------    --------

       The following table sets forth the funded status of the plan at December 31, 1996 and 1995:

-------------------------------------------------------------------
                                             1996           1995
-------------------------------------------------------------------
Actuarial present value of benefit
   obligations:
   Vested benefits                       $ 1,961,627    $ 1,807,749
   Nonvested benefits                        163,592        131,209
----------------------------------       -----------    -----------
Accumulated benefit obligation           $ 2,125,219    $ 1,938,958
----------------------------------       -----------    -----------
Projected benefit obligation
   for services rendered to date         $(2,722,835)   $(2,571,214)
Plan assets at fair value                  3,018,770      2,504,165
----------------------------------       -----------    -----------
Funded status                                295,935        (67,049)
Unrecognized transition asset                (10,837)       (11,363)
Unrecognized prior service cost              476,482        509,861
Unrecognized (gain) loss                     (73,328)       139,329
----------------------------------       -----------    -----------
Prepaid pension cost                     $   688,252    $   570,778
----------------------------------       -----------    -----------

       The expected long-term rate of return on plan assets was 8.25% for 1996 and 1995. The projected benefit obligation has been determined based upon a discount rate of 7.25% for 1996 and 1995. In 1996 and 1995 the assumed rate of compensation increases was 3%.

EMPLOYEE SAVINGS AND PROTECTION PLAN:

       The Employee Savings and Protection Plan (the "Plan") is a defined contribution plan covering all non-union domestic salaried and hourly employees who have met the age and service requirements under the Plan. The Plan is a 401(k) plan which permits each participant to elect to defer a portion of his or her compensation and contribute such amount to the Plan on a tax deferred basis. The Plan also permits the Company to make annual cash contributions from its revenues as determined by the Board of Directors. These contributions may be allocated to participant's accounts either on a pro-rated basis based

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

upon participant compensation or, in the alternative, as a matching contribution based on the amounts that participants have contributed to the Plan as 401(k) salary deferral contributions. The Plan expense was approximately $96,000 in 1996, $96,000 in 1995 and $90,000 in 1994.

EMPLOYEE STOCK PURCHASE PLAN:

       Pursuant to the "1993 Employee Stock Purchase Plan", the Company has reserved and made available common shares for purchase by eligible employees, including directors and officers, through payroll deductions over successive six-month offering periods. The purchase price of common stock under the plan is 85% of the lower of the last sale price per share (on the New York Stock Exchange) on either of the first or last day of each six-month offering period. In 1996, 5,448 and 4,689 shares were purchased at prices of $11.58 and $12.64, respectively. In 1995, 4,376 and 5,255 shares were purchased at prices of $13.39 and $11.46, respectively. At December 31, 1996, 75,927 shares were available for future purchases under the Plan.

16. GEOGRAPHIC DISTRIBUTION OF OPERATIONS
--------------------------------------------------------------------------------

       Information about the Company's operations in different geographic areas is presented below. Intercompany transfers between geographic areas are not significant.

-------------------------------------------------------------------------------
                               1996                 1995                1994
-------------------------------------------------------------------------------
Sales:
   United States          $ 42,627,484         $ 39,542,584        $ 40,746,112
   Canada                    2,605,699            2,579,734           2,318,720
-------------------       ------------         ------------        ------------
   Total                  $ 45,233,183         $ 42,122,318        $ 43,064,832
-------------------       ------------         ------------        ------------
Operating income:
   United States          $  9,572,469         $ 10,515,802        $ 12,766,746
   Canada                    1,173,287            1,077,101           1,037,978
-------------------       ------------         ------------        ------------
   Total                  $ 10,745,756         $ 11,592,903        $ 13,804,724
-------------------       ------------         ------------        ------------
Identifiable assets:
   United States          $109,044,886         $107,779,353        $100,247,420
   Canada                    6,575,446            4,244,158           6,342,265
-------------------       ------------         ------------        ------------
   Total                  $115,620,332         $112,023,511        $106,589,685
-------------------       ------------         ------------        ------------

17. RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

       A member of the Company's Board of Directors is a partner in the law firm which serves as the Company's General Counsel.

18. UNAUDITED QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

                                          THREE MONTHS ENDED
                           MARCH 31       JUNE 30      SEPT. 30       DEC. 31
                            (amounts in thousands, except per share amounts)
-----------------------------------------------------------------------------
1996
Sales                       $10,793       $11,562       $11,033       $11,845
Gross Profit                  5,230         6,035         5,717         6,071
Income from
continuing operations         1,498         1,897         1,947         1,369
Net income                    1,484         1,775         1,825          (766)
Earnings per share:
   Continuing
      operations(1),(2)     $  0.21       $  0.26       $  0.27       $  0.19
   Net income(1),(3)        $  0.21       $  0.25       $  0.26       $ (0.11)
   ---------------------    -------       -------       -------       -------
1995
Sales                       $10,415       $10,714       $10,312       $10,681
Gross Profit                  5,505         5,812         5,464         5,267
Income from
continuing operations         1,791         1,983         1,886         1,591
Net income                    1,865         1,988         1,857         1,590
Earnings per share:
   Continuing
      operations(1)         $  0.25       $  0.28       $  0.26       $  0.22
   Net income(1)            $  0.26       $  0.28       $  0.26       $  0.22
   ---------------------    -------       -------       -------       -------

(1) Quarterly earnings per share do not sum to annual earnings per share due to rounding.

(2) Included in the fourth quarter of 1996 are $420,000 of after-tax charges, the largest item being the disposal of certain fixed assets.

(3) Included in the fourth quarter of 1996 are charges (net of income tax benefits) of approximately $1,691,206 for the disposal of Skyland.


19. LITIGATION
--------------------------------------------------------------------------------

       The Company is from time to time involved in litigation arising out of the ordinary cost of business. It is management's view that the ultimate resolution of pending suits should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

20. SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

STOCK REPURCHASE PROGRAM:

       On January 10, 1997 the Company announced that its Board of Directors authorized the repurchase of up to 750,000 shares of its common stock (over 10 percent of the outstanding shares). As of March 19, 1997, 412,600 shares have been purchased, for a total of $5,765,723, pursuant to this authorization.

FACILITY ACQUISITION:

       On March 19, 1997, the Company purchased an irradiation sterilization facility, Cobalt-60 and related equipment in Vega Alta, Puerto Rico from an unrelated party for $4,600,000 in cash.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ISOMEDIX INC.:

       We have audited the accompanying consolidated balance sheets of ISOMEDIX INC. and SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Isomedix Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

/s/ Coopers & Lybrand L.L.P.

Parsippany, New Jersey

February 11, 1997, except for Note 20,
for which the date is March 19, 1997.

ISOMEDIX INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CORPORATE INFORMATION:

DIRECTORS
------------------------------

John Masefield
Chairman of the Board
President and
Chief Executive Officer
Isomedix Inc.(2),(3)

David M. Lank
Partner
Dorchester Investment
Management
(Investment Counsel)(1),(2),(4)

Thomas M. Haythe, Esq.
Partner
Haythe & Curley
(Law Firm)(1),(2),(3)

H. Stuart Campbell
Vice President
and Owner
Highland Packaging
Labs, Inc.
(Manufacturing and
Packaging)(1),(4)

Peter Mayer
Consultant(3)

Thomas J. DeAngelo
Vice President - Finance
and Administration
Isomedix Inc.(3)

(1) Member of the Audit Committee

(2) Member of the Nominating
    Committee

(3) Member of the Acquisition
    Committee

(4) Member of the Compensation
    and Stock Option Committee


EXECUTIVE OFFICERS
------------------------------

John Masefield
President and
Chief Executive Officer

Charles P. Truby
Executive Vice President and
Chief Operating Officer

George R. Dietz
Senior Vice President

Thomas J. DeAngelo
Vice President - Finance
and Administration and
Chief Financial Officer


INDEPENDENT ACCOUNTANTS
------------------------------

Coopers & Lybrand L.L.P.
Parsippany, New Jersey


GENERAL COUNSEL
------------------------------

Haythe & Curley
New York, New York


TRANSFER AGENT & REGISTRAR
------------------------------

FCTC Transfer Services, Inc.
Iselin, New Jersey


ANNUAL MEETING

The Annual Meeting of the Stockholders of the Company will be held at the Birchwood Manor, Whippany, New Jersey on May 20, 1997, at 10:00 A.M.

FORM 10-K

Stockholders may obtain, without charge, a copy of the Company's Form 10-K as filed with the Securities and Exchange Commission upon request to:

         Vice President--Finance and Administration
         Isomedix Inc.
         11 Apollo Drive
         Whippany, New Jersey  07981

STOCK LISTING

The Company's common stock is traded on the New York Stock Exchange under the symbol ISO. At December 31, 1996, there were approximately 476 stockholders of record. No dividends have been paid or declared on the common stock since the inception of the Company.

The following table sets forth the range of high and low closing sale prices for the Company's common stock from January 1, 1995 through December 31, 1996.

--------------------------------------------------------------
                               1996                  1995
                         HIGH       LOW        HIGH       LOW
--------------------------------------------------------------
First Quarter           $16.13    $14.00      $17.50    $12.88
Second Quarter           16.00     13.88       15.75     13.50
Third Quarter            15.13     13.38       14.88     12.75
Fourth Quarter           14.75     13.00       15.38     13.13
--------------------------------------------------------------

OPERATIONS

Sterilization Facilities

          Morton Grove, Illinois
          Spartanburg, South Carolina*
          Whitby, Ontario
          Northborough, Massachusetts*
          Groveport, Ohio
          Whippany, New Jersey
          Sandy City, Utah
          Libertyville, Illinois
          El Paso, Texas*
          Chester, New York
          Temecula, California**
          Vega Alta, Puerto Rico

Skyland Scientific Services Inc.

         Parsippany, New Jersey
         Temecula, California



 * Combined Gamma/Ethylene Oxide Facility
** Ethylene Oxide Facility


 11 Apollo Drive, Whippany, New Jersey 07981-(201) 887-4700-FAX (201) 887-1476



                                       20